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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                    OR 12(g) OF THE SECURITIES ACT OF 1934


                          AVENUE ENTERTAINMENT GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)


            Delaware                                  95-4622429
(State or Other Jurisdiction of                 (I.R.S. Employer
   Incorporation or Organization)                Identification No.)

11111 Santa Monica Blvd., Suite 2110
         Los Angeles, California                       90025
(Address of Principal Offices)                      (Zip Code)

        (310) 996-6800
(Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

            Title of Each Class                 Name of Each Exchange on Which
            to be so Registered                 Each Class is to be Registered

      Common Stock, $0.01 par value               American Stock Exchange


           Securities to be registered under Section 12(g) of the Act:


                                     (N/A)
                                (Title of Class)





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                                    PART I

Item 1.     Description of Business.

General

Avenue Entertainment Group, Inc., a holding company incorporated in the state of Delaware on March 7, 1997 (the "Company"), is an independent entertainment company which, through its two operating subsidiaries, develops and produces motion pictures for theatrical exhibition, television and other ancillary markets, both domestically and internationally.

Share Exchange and Reincorporation

Pursuant to a Share Exchange Agreement, dated as of September 30, 1996, among Mr. Cary Brokaw ("Mr. Brokaw"), Avenue Pictures, Inc., a Delaware corporation
("Avenue Pictures"), and The CineMasters Group, Inc., a New York corporation ("CineMasters"), CineMasters acquired all of the outstanding capital stock of Avenue Pictures from Mr. Brokaw, the sole shareholder of Avenue Pictures, in exchange for 1,425,000 shares of CineMasters common stock ("CineMasters Common Stock") (the "Business Combination"). In connection with the Business Combination, National Patent Development Corporation, a Delaware corporation and a significant shareholder of CineMasters ("National Patent"), made a capital contribution valued at $815,000 to CineMasters in the form of registered National Patent common stock in exchange for 407,500 shares of CineMasters Common Stock. Prior to completion of the Business Combination, in August 1996, certain affiliates and employees of National Patent and CineMasters contributed $185,000 in cash to the capital of CineMasters in exchange for 123,338 shares of restricted CineMasters Common Stock in a private placement transaction. In furtherance of the Business Combination, CineMasters entered into a stockholders agreement and certain employment agreements as are more fully described in "Item
6. Executive Compensation" and "Item 7. Certain Relationships and Related Transactions" below.

Following the Business Combination, the Board of Directors and shareholders of CineMasters approved a transaction pursuant to which (i) all of the assets of the Wombat Productions division (the "Wombat Division") of CineMasters were transferred, subject to all related liabilities and obligations, to its newly-formed, wholly-owned Delaware subsidiary, Wombat Productions, Inc.
("Wombat"), (ii) CineMasters was merged with and into the Company (its newly-formed, wholly-owned Delaware subsidiary) with the Company being the surviving corporation in the merger (the "Reincorporation") and (iii) each stockholder of CineMasters received an equal number of shares of the Company in exchange for each share of capital stock of CineMasters held by such stockholder immediately prior to the effective time of the Reincorporation (the "Effective Time"). As a result of the Reincorporation, Avenue Pictures became a wholly-owned subsidiary of the Company.

The Company intends to seek to list its shares of common stock on the American Stock Exchange. There can be no assurance, however, that the Company shares will meet the eligibility requirements for listing on the American Stock Exchange.





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Avenue Pictures

Avenue Pictures was founded by Cary Brokaw in 1991. Mr. Brokaw has extensive experience in the motion picture industry. He began his career in the marketing department at Twentieth Century Fox. He also served as executive vice president at Cineplex Odeon and was president and chief executive officer of Island Pictures.

Mr. Brokaw has particular experience in producing and releasing modestly budgeted independent films which appeal to the more sophisticated theatergoer. He has enjoyed success with such films as Choose Me, El Norte, Kiss of the Spider Woman, The Trip to Bountiful, Mona Lisa and Spike Lee's first film, She's Gotta Have It. Mr. Brokaw is responsible for the production and release of Gus Van Sant's Drug Store Cowboy, James Foley's After Dark My Sweet, Michael Lindsay-Hogg's The Object of Beauty, Jane Campion's Sweetie, and Jim Sheridan's The Field. Mr. Brokaw was the producer of Robert Altman's The Player, the celebrated and successful comedy which was nominated for five Academy awards, including Best Picture. Mr. Brokaw also produced Robert Altman's Short Cuts, which was nominated for several Academy Awards. More recently, Mr. Brokaw produced Restoration, the Academy-Award winning and critically acclaimed epic adventure directed by Michael Hoffman and released by Miramax Films. In 1996, Mr. Brokaw produced Sony Pictures' Voices from a Locked Room, directed by Malcolm Clarke and starring Jeremy Northam and Tushka Bergen.

Avenue Pictures is in the business of producing feature films, television films and series for television. As set forth in greater detail below, Avenue Pictures is currently active in developing and producing products in each of its three areas of activity.

Business Approach

As an independent producer of feature films and television programming, Avenue Pictures does not have sufficient capital to independently finance its own productions. Accordingly, most of its financial resources are devoted to financing development activities which include the acquisition of underlying literary works such as books, plays or newspaper articles and commissioning of screenplays based upon such underlying literary works. A key element in the success of the development process is Mr. Brokaw's reputation in the entertainment business and his access to and relationships with creative talent.

It is the ability to identify and develop attractive properties which is instrumental to the success of independent producers such as Avenue Pictures. In particular, the feature film industry relies heavily on independent producers to identify projects which are then developed further or produced and distributed by the major studios. Independent producers serve a similar function in the television industry. Avenue Pictures employs a flexible strategy in developing its motion picture and film properties. Wherever possible, it employs its own capital and financial resources in developing a project to the point where it is ready to go into production. Typically, this means putting together a "package" which consists of the underlying property, a script that is ready for production and key talent, including a director and principal cast. The benefit of developing a project to this advanced stage is that Avenue Pictures will have maximum leverage in


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negotiating   production   and  financing   arrangements   with  a  distributor.
Nevertheless, there are occasions when Avenue Pictures benefits from the financial assistance of a studio at an earlier stage. These occasions may be necessary as a result of lengthy development of a script, the desirability of commissioning a script by a highly paid writer, the acquisition of an expensive underlying work or a significant financial commitment to a director or star. Moreover, when developing a property for series television, it is almost essential to involve a network at an earlier stage inasmuch as development and production of a television series requires a much larger financial commitment than production of a television movie.

In addition to the development and production strategies described above, Avenue Pictures also considers various production financing alternatives which are available whereby commitments from various end users such as independent domestic distributors, foreign distributors, cable networks and video distributors can be combined to finance a project without a major studio financial commitment. Set forth below are Avenue Pictures' current projects in the feature film, made-for-television and series television categories, including a brief description of the financial arrangements which pertain to each type of production.

Feature Films

Currently, Mr. Brokaw serves as the producer or executive producer of all Avenue Pictures films with overall responsibility for their development, financing and production arrangements. Avenue Pictures is paid a producing fee for both the services of Mr. Brokaw and for Avenue Pictures' services in connection with the development and production of each feature film, in addition to a negotiated profit participation. The nature of the profit participation is a function of Mr. Brokaw's standing as a producer and Avenue Pictures' relative bargaining position with respect to each project. As set forth above, Avenue Pictures' bargaining position is enhanced by the development and "packaging" of a project to the fullest possible extent before seeking the financial assistance of a studio or distributor.

Current feature film projects for Avenue Pictures include the following titles: Graceland, Angels in America, The Moviegoer, Paying Up and The Diviners.

Filming started on Graceland, an original screenplay developed by Avenue Pictures, directed by David Winkler and starring Harvey Keitel and Bridget Fonda, in March of 1997. The $11 million film has been fully financed by Largo Entertainment Corp., a wholly owned subsidiary of JVC Entertainment, Inc. ("Largo"). Largo currently plans to distribute the film in foreign markets by licensing the rights to most major territories and through a network of sales representatives in other territories. In the domestic market, principally the United States and Canada, Largo will explore opportunities to either license or sell the film through a major distributor. After Largo receives a distribution fee for its services and recoups its expenses and investment in the film plus interest, Avenue Pictures will receive a profit participation of approximately 50% out of which all third party participants must be paid.

Avenue Pictures is negotiating an agreement with New Line Cinema to co-finance the film Angels in America with the French based CIBY-2000.



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Director  P.J.  Hogan of  Muriel's  Wedding and the  upcoming  My Best  Friend's
Wedding (Tri-Star), starring Julia Roberts, has agreed to direct the picture. Because of the success of the Pulitzer Prize and Tony Award winning play, several major actors have expressed an interest in joining the cast. Avenue Pictures hopes to start filming in late 1997.

Tri-Star Pictures has agreed to finance the development of a film based upon the Walker Percy novel, The Moviegoer. Actors Julia Roberts and Tim Robbins are contractually committed to the film subject to approval of the final script and choice of director.

Paying Up is an original screenplay currently in development at Paramount Pictures. Michael Hoffman, the director of One Fine Day, has agreed to direct the picture. The script for the movie, written by Nora Ephron, Beth Henly, Wendy Wasserstein, Jon Robin Baitz, Terrence McNally, Richard Greenberg and Michael Hoffman, is presently being rewritten. The screenplay was conceived with multiple writers collaborating on six stories interwoven in a unique fashion so that each writer contributes a story. Provided that development of the project progresses satisfactorily, Avenue Pictures anticipates that the film will begin production in the fall of 1997.

Woody Harrelson and Liv Tyler are both in negotiations with Avenue Pictures to star in The Diviners. The Diviners is based on a play by Jim Leonard, who also wrote the screenplay. Avenue Pictures has an option to acquire the screenplay. Avenue Pictures is in the process of securing financing for the film.

Although Avenue Pictures continues to pursue vigorously the development and/or production of these projects, there can be no assurance that each project will be produced within the indicated time frame and budget due to the contingencies of securing talent, financing and distribution.

In  addition  to  these  projects,   Avenue  Pictures  is  currently  developing
approximately twelve additional projects. However, no assurance can be given as to when or if any of these projects will be completed.

Made-for-Television/Cable Movies

Avenue Pictures has also successfully produced made-for-television movies and movies for cable television. Movies produced for television include: In The Eyes of a Stranger, which aired on CBS in the spring of 1992, See Jane Run, based on the best-selling novel by Joy Fielding, starring Joanna Kerns (ABC) which aired in January 1995, and A Stranger in Town, an adaptation of R.T. Marcus' play starring Jean Smart and Gregory Hines, which aired on CBS in March of 1996. More recently, Avenue Pictures produced The Almost Perfect Bank Robbery starring Brooke Shields and Dylan Walsh for CBS, Two Mothers for Zachary for ABC starring Valerie Bertinelli and Vanessa Redgrave and Tell Me No Secrets starring Lori Loughlin and Bruce Greenwood which aired on ABC in January 1997.

For cable television, Avenue Pictures produced Amelia Earhart: The Final Flight for Turner Network Television, starring Diane Keaton, Rutger Hauer and Bruce Dern, and directed by Yves Simoneau which aired in June 1994. Avenue

Pictures also recently completed the production of Path To Paradise for HBO, which stars Peter Gallagher, Marcia Gray Hardin and Art Malik and is directed by Leslie Libman and Larry Williams. Path to Paradise is scheduled to air in June of 1997.

Typically, the domestic broadcaster of a made-for-television movie pays a license fee which entitles it to a limited number of airings of the movie over a designated period of time (generally 2-5 years). The initial network/cable license fees generally range from $2.5 -$3.5 million dependent upon the broadcaster and the nature and content of the programming. Producers such as Avenue Pictures have historically been required to expend production costs in excess of the initial domestic network/cable broadcast license fee. The practice of incurring production costs in excess of the initial domestic network/cable broadcast license fee is generally referred to as "deficit financing". This deficit financing is generally recovered through sales of the made-for-television movie in media and territories other than domestic network/cable broadcasting, such as international free television, domestic syndication (post initial broadcast license), domestic and international pay television, and domestic and international home video. Unlike many television producers who must seek licensing arrangements on a project-by-project basis to cover its deficit financing, Avenue Pictures has entered into an output agreement with Hallmark Entertainment ("Hallmark"). As a result, Avenue Pictures has the ability to assemble financing more easily and can move forward more efficiently with its television projects. Avenue Pictures retains 100% ownership in its made-for-television movies subject to the rights licensed to the initial domestic network/cable broadcaster and Hallmark.

As indicated above, pursuant to the Hallmark distribution agreement, Avenue Pictures has granted Hallmark the right to license Avenue Pictures movies (i) internationally and (ii) in the domestic market subsequent to the initial network license period. The Hallmark agreement pertains to typical network movies of the week, i.e. movies shown on ABC, CBS or NBC, of two hour length, with license fees no less than $2.5 million. Hallmark is required to pay a predetermined advance against its distribution rights for all such movies. Avenue Pictures is not required to supply to Hallmark movies which it does not fully own and control.

The Hallmark agreement does not cover television movies which Mr. Brokaw or other Avenue Pictures executives produce pursuant to "for hire" arrangements with programmers. In such producer-for-hire arrangements, Mr. Brokaw and Avenue Pictures do not have financing responsibility or ownership for the films. Mr. Brokaw receives a substantial producer's fee for such services. Mr. Brokaw has provided services to HBO as a producer-for-hire on Path to Paradise. Mr. Brokaw has also been asked to executive produce Sympathy for the Devil, an epic three hour movie about the infamous drug lord Pablo Escobar for HBO. Sympathy for the Devil, which is still in the development stage, is expected to begin principal photography in the summer of 1997.

Avenue Pictures has approximately eight television movies in development, including Don't Cry Now (ABC), based on Joy Fielding's best selling novel, and Into the Light (CBS), which will star Jean Smart. Although Avenue Pictures is actively pursuing these projects, there can be no assurance that

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each or any project will be produced due to Avenue  Pictures'  reliance upon the network and cable programmers who must approve and order the films in order to provide adequate financing.

Series Television

Currently, Avenue Pictures is in preproduction on one television series. In conjunction with New Line Television, Avenue Pictures has developed a one-hour pilot for a television series based upon the movie, The Player, for which Mr. Brokaw will serve as Executive Producer. ABC has agreed to finance the pilot with New Line Television. The series is the first pilot ordered by ABC for the Fall 1997 television season. Principal photography of the pilot began in March and will be delivered to ABC at the end of May or the beginning of June of 1997. However, there can be no assurance that the pilot will result in a series. The decision to produce a series based on the pilot is the exclusive decision of ABC.

Avenue Pictures is also working on two other television series which are in the developmental stage, including Street Life written by Joseph Cacaci, which is a one hour series being developed with Warner Brothers Television.

Competition

The motion picture industry is extremely competitive. The competition comes from both companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. Avenue Pictures competes with several "major" film studios which are dominant in the motion picture industry, as well as numerous independent motion picture and television production companies, television networks and pay television systems for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Many of the organizations with which Avenue Pictures competes have significantly greater financial and other resources than does Avenue Pictures. In addition, Avenue Pictures' films compete for audience acceptance with motion pictures produced and distributed by other companies. As a result, the success of Avenue Pictures' production is also heavily dependent on public taste, which is both unpredictable and susceptible to change without warning.

A limited number of independent production companies are as actively involved in the production of both feature films and television movies. The management of Avenue Pictures believes that its established track record of high quality, critically acclaimed films attracts some of the best writing, directing and acting talent in the industry. In addition, Mr. Brokaw's years of experience in the business and strong reputation further enhance the competitive edge of Avenue Pictures.

Major Customers

Avenue Pictures' revenue has historically been derived from the production of a relatively small number of programs. Given this fact, the limited number of outlets for the Avenue Pictures productions, and the individually significant license fees generated from certain of its sales, certain



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customers  have  historically  accounted  for a  significant  portion  of Avenue
Pictures' revenue. Avenue Pictures derived approximately 78% and 16% of its total revenue from ABC and Hallmark, respectively, for the year ended December 31, 1996 and 64% and 17% of its total revenue from Hearst Entertainment Productions and Miramax, respectively, for the year ended December 31, 1995.

Employees

Avenue Pictures has eight full time employees and two part time employees.


Wombat

Wombat Productions, Inc. was formed in March 1997 to acquire all of the assets of the Wombat Division of CineMasters, founded in 1969 by Gene Feldman and his wife, Suzette St. John Feldman. Historically, Wombat's primary focus has been the production of one hour motion picture profiles of Hollywood's biggest stars which are aired by the major cable networks. Gene Feldman and Suzette St. John Feldman have produced films together for over twenty years.

The following titles, produced since 1982, are included in the Wombat program library:

                  Program Library- The Hollywood Collection



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"Hollywood's Children"
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"The Horror Of It All"
"Ingrid"
"Marilyn Monroe: Beyond The Legend"
"Steve McQueen: Man On the Edge"
"Grace Kelly: The American Princess"
"Gregory Peck: His Own Man"
"William Holden: The Golden Boy"
"Vivien Leigh: Scarlett And Beyond"*
"Anthony Quinn: An Original"
"Robert Mitchum: The Reluctant Star"
"Michael Caine: Breaking The Mold"
"Shirley Temple: America's Little Darling"
"Clint Eastwood: The Man From Malpaso"
"Audrey Hepburn Remembered..."
"Mae West...And The Men Who Knew Her"
"The Story Of Lassie"
"Charlton Heston: For All Seasons"
"Roger Moore: A Matter of Class"
"Yul Brynner: The Man Who Was King"
"Ingrid Bergman Remembered"
"Burt Lancaster: Daring To Reach"
"Jack Lemmon: America's Everyman"
"Joan Crawford: Always The Star"
"Fred MacMurray: The Guy Next Door"
"Intimate Portrait: Shirley MacLaine



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*Turner  Broadcasting  System owns the copyright on "Vivien Leigh:  Scarlett and Beyond". All other copyrights are owned by Wombat.

Wombat is currently working on a profile of the life of actress Barbara Stanwyck and is in the preliminary stages of putting together projects on Walter Matthau and Gary Cooper. To date, Gene Feldman and Suzette St. John Feldman have produced 27 film star biographies. Among their awards was a Cable Ace award for a film on Robert Mitchum and an Emmy nomination for a program on Audrey Hepburn.

The process of preparing a biography generally takes four months from start to finish. In preparing the biography, Wombat uses interview materials, film clips, public domain films, trailers, still photos, archival materials and newsreels. Wombat conducts interviews with the subject of the biography, if he or she is still alive, and various family members, friends and associates of the individual. Additional research on the figures involves the gathering and reading of any publicly available information, including biographical and autobiographical materials and interviews with biographers. Generally, all interviewees sign releases and participate willingly in the compilation of materials for the biography at no cost to Wombat.

Gene Feldman and his wife, Suzette St. John Feldman, do all research on the figures as well as produce, write and direct the biographies. In addition, Wombat employs a staff cameraperson/ editor and an associate producer. Budgets for the films range from $200,000 to $250,000 per film. Once the film is completed, Wombat submits the film to the principal licensee for its content and technical approval.

Production Arrangements

A&E: Pursuant to an Agreement, dated as of December 5, 1994 and amended as of June 27, 1996 and as of October 1, 1996, A&E Television Networks ("A&E") commissioned the production of seven (7) one-hour motion picture profiles by Wombat. A&E pays an advance on each program for which it receives an exclusive five-year exhibition period per program in the United States and its territories and possessions and, in the English language only, Canada, Mexico, Central America and the Caribbean. In addition, A&E has two (2) successive options, each to order up to five (5) additional programs. Wombat receives an increased advance on the additional option programs. A&E has exercised its first option for three (3) additional programs. A&E also has two (2) successive options to extend the exhibition periods of their ordered programs for an additional payment. To date, A&E has not exercised any of its extension options.

HBO: Pursuant to a Production and License Agreement, dated as of November 17, 1989, Wombat agreed to produce and deliver to HBO four (4) one-hour motion picture biographical profiles depicting the lives of Clint Eastwood, Robert Mitchum, Michael Caine and Anthony Quinn for a significant license fee per program. As consideration for such license fee, HBO was granted the exclusive perpetual right to distribute each program, without limitation, throughout the United States and Canada and their respective territories, possessions and commonwealths (collectively, the "HBO Territory"). Wombat may distribute such films outside of the HBO Territory at any time after the first exhibition by HBO. To the extent that HBO distributes any program by means of any program service other than an HBO programming service, Wombat shall be entitled to receive twenty percent (20%) of the net revenues (net of HBO's thirty-five



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percent (35%)  distribution  fee) derived from such  distribution  after HBO has recouped $75,000 from the distribution of each program.

Lifetime: Pursuant to an Agreement, dated as of March 26, 1996, Lifetime Productions, Inc. ("Lifetime") commissioned the production of, and agreed to license from Wombat, the exclusive right to telecast and exhibit, the television program titled "Intimate Portrait: Shirley MacLaine" for a production and license fee. As consideration for such production and license fee, Lifetime was granted exclusive basic cable telecast rights in the program for a period of five (5) years from the date of Lifetime's initial telecast of each program in the United States, its territories and possessions, Bermuda, the Bahamas and the Caribbean Islands. In addition, Lifetime has two (2) exclusive irrevocable options to extend the exclusivity period for an additional two (2) years for an additional fee. To the extent that Wombat distributes the program as permitted by the Agreement, Wombat shall be entitled to retain the first $50,000 of proceeds and thereafter, a majority of the gross revenues.

PBS: Pursuant to a Production and Distribution Agreement, dated as of June 3, 1993, Wombat agreed to produce and deliver to Public Broadcasting Service ("PBS") the one-hour motion picture entitled "Audrey Hepburn Remembered" for a license fee. As consideration for such license fee, PBS was granted the exclusive right to distribute and broadcast the program via public television stations throughout the United States and its territories and possessions (collectively, the "License Area"). The rights granted to PBS consist of six (6) public television releases during the thirty-seven month period commencing August 1, 1993 (the "License Term"). PBS has rights of first negotiation and last refusal with respect to the sale or license of any broadcast or cablecast rights in the program in the License Area for any period commencing within three
(3) years after the expiration of the License Term. Wombat shares with PBS any net revenues received from ancillary sales of the program and program elements.

Distribution Arrangements

Pursuant to a Distribution Agreement (the "Distribution Agreement"), dated July 1, 1995 and amended on April 28, 1996, between Wombat and Janson Associates, Inc. ("Janson"), Janson was granted the sole and exclusive right, subject to the production arrangements described above, to license substantially all of the Wombat film library for all forms of television and video worldwide for a period of ten (10) years, subject to automatic renewals in three (3) year increments. In consideration of Janson's services under the Distribution Agreement, Janson is entitled to retain a distribution fee, ranging from 25% to 40%, depending upon whether such distribution is via domestic television network, syndication, international television or home video, of the gross receipts derived from the licensing of each program.

In addition, Janson is reimbursed for certain distribution expenses out of gross receipts. The remaining balance is remitted to Wombat as its licensor royalty.

Competition

Wombat was one of the first production companies specializing in the distribution of profiles of movie stars and has since established itself as a market leader. Competitors include independent production companies and subsidiaries of major studios. Although some of the Wombat competitors have the advantage of being affiliated with established studios, and, as such, have greater financial resources, Wombat has developed a reputation in the industry for producing quality biographies with a personal touch.

Major Customers

Wombat has in the past substantially relied upon the financial commitments of A&E and other United States television and cable companies to fund the production of its programs and upon Janson for the worldwide distribution of its programs. Wombat derived approximately 41%, 12% and 13% of the total revenues from A&E for the five months ended December 31, 1996 and the years ended July 31, 1996 and July 31, 1995, respectively. In addition, Wombat derived approximately 32%, 40% and 27% of its total revenues from Janson Associates for the five months ended December 31, 1996 and the years ended July 31, 1996 and July 31, 1995 respectively.

Employees

Wombat has four full time employees and one part time employee.


Business Strategy

The Company's primary goal is significant and sustained growth through an increased level of development and production activity in both motion pictures and television. Future revenues and profitability will depend on the Company's ability to successfully develop and finance viable film and television properties.

To achieve this goal, Avenue Pictures will expand its development and production staff. The Company will also increase its level of development expenditure to secure a greater number of exploitable film properties.

In order to increase its production activity in cable and long form television, the Company will form exclusive arrangements with other established independent producers to work within Avenue Television's aegis. Such relationships will allow the Company to significantly increase its production activity and to more fully capitalize on its favorable distribution relationships.

In series television, the Company will continue to explore development and production opportunities based on its film properties, television properties and writer relationships without committing significant financial resources to this area of its business.

Wombat will continue to produce its film biographies and increase its level of production by bringing in additional producers to satisfy the increasing demand of A&E and the upcoming biography channel. A&E is interested in dramatized biographical films, including some of Wombat's previously profiled subjects. With budgets in the $3 million range, such films could significantly broaden Wombat's production range and potential growth without any increase in financial risk. The expanding international marketplace, as well as the enhanced brand awareness of the Avenue Pictures/Wombat label, should expand the market and potential licensing revenue for the Wombat library. However, no assurance can be given additional production talent will be available when needed by the Company.

Further, no assurance can be given that additional funding, whether from financial markets or collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms acceptable to the Company.

International Sales & Distribution

As the global market for entertainment programming continues to expand, the Company foresees real opportunity in developing an international sales division. With a relatively modest increase in operating costs the Company believes it can dramatically increase both revenues and the control of its product overseas. With its own sales organization the Company can optimize revenues from programming both produced and acquired by the Company. The practice of pre-selling films internationally significantly reduces financial risk and increases both the cash flow and ability to finance this area of the Company's business activity. Direct involvement in international sales also provides favorable opportunities in the areas of co-production and co-financing which can further benefit the Company. No assurance can be given that such co-production and co-financing opportunities will be available to the Company.

The Company is committed to the development and production of high quality entertainment programming which it believes has enduring value in all media. In addition to increasing its level of development and production activity, the Company intends to actively explore the creation of an international sales division as a further means by which its revenues can be increased and its operating base broadened. No assurance can be given that Company funds will be available to create and develop an international sales division.


The Motion Picture Industry

General

The motion picture industry consists of two principal activities: production, which involves the development, financing and production of motion pictures; and distribution, which involves the promotion and exploitation of feature-length motion pictures in a variety of media, including theatrical exhibition, home video, television and other ancillary markets, both domestically and internationally. The United States motion picture industry is dominated by the "major" studios, including The Walt Disney Company, Paramount Pictures, Warner Brothers, Universal Pictures, Twentieth Century Fox, Columbia/Tri-Star Pictures and MGM/UA. The major studios are typically parts of large diversified corporations that have strong relationships with creative talent, exhibitors and others involved in the entertainment industry and whose non motion picture operations provide a stable source of earnings and cash flow which offset the variations in the financial performance of their new motion picture releases and other aspects of their motion picture operations. The major studios have historically produced and distributed the vast majority of high grossing theatrical motion pictures released annually in the United States.

Independent Film

At the same time that films released by the major studios have become more expensive, currently with average budgets exceeding $40 million (as reported by the Motion Picture Association of America ("MPAA"), low budget "independent films" have successfully entered the market. Typically, such films are more character driven than plot driven and originally they lacked major stars. Miramax, originally an independent distributor (now owned by Disney), broke ground in this area with films like "My Left Foot" and "The Piano."

Over the last several years there have been other notable "independent-type" films such as "Four Weddings and A Funeral", "Pulp Fiction" and "The Crow." Indeed, given the relatively small financial risk of producing and releasing such films, all of the major studios have started or are studying the feasibility of production and distribution units focusing on smaller, independent-type films. The nominees for the 1996 Academy Awards illustrate the growing importance of such films with four(1) out of the five nominees for Best Picture considered to be "independent" films. The four films have been released by the four leading distributors of such films, Miramax, Fine Line, October and Gramercy. They were, with the exception of Miramax's "The English Patient" all produced at budgets far below studio averages and without major stars.

      The growth of this product and market segment should provide opportunities for Avenue Pictures which is one of the pioneers in this area.

Motion Picture Production and Financing

The production of a motion picture begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer or the development of an original screenplay having its genesis in a story line or scenario conceived or acquired by the producer. In the development phase, the producer typically seeks production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget are also prepared during this phase.

Upon completing the screenplay and arranging financing commitments, pre-production of the motion picture begins. In this phase, the producer engages creative personnel to the extent not previously committed; finalizes the filming schedule and production budget; obtains insurance and secures completion guaranties, if necessary; establishes filming locations and secures any necessary studio facilities and stages; and prepares for the start of actual filming. Principal photography (the actual filming of the screenplay) generally extends from seven to twelve weeks, depending upon such factors as budget, location, weather and complications inherent to the screenplay.

Following completion of principal photography in what is typically referred to as post-production, the motion picture is edited; opticals, dialogue, music and any special effects are added; and voice, effects and music sound tracks and pictures are synchronized. This results in the production of a fully edited negative from which release prints of the motion picture are made.

(1) The films nominated for Best Picture are "Jerry Maguire" (Tri_Star), "The English Patient" (Miramax), "Shine" (FineLine), "Fargo" (Gramercy) and "Secrets and Lies" (October).

Production costs consist of acquiring or developing the screenplay, film studio rental, principal photography, post-production and the compensation of creative and other production personnel. Distribution expenses, which consist primarily of the costs of advertising and preparing release prints, are not included in direct production costs and vary widely depending on the extent of the release and promotional markets. Average studio budgets currently exceed $30 million. Average independents are far lower and are often less than $10 million. The major studios generally fund production costs from cash flow generated by motion picture and related activities or, in some cases, from unrelated businesses or through off-balance sheet methods. Substantial overhead costs, consisting largely of salaries and related costs of the production staff and physical facilities maintained by the major studios, also must be funded. Independent production companies generally avoid incurring overhead costs as substantial as those incurred by the major studios by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a picture-by-picture basis. Sources of funds for independent production companies include bank loans, "pre-licensing" of distribution rights, equity offerings and joint ventures. Independent production companies generally attempt to obtain all or a substantial portion of their financing of a motion picture prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

"Pre-licensing" of film rights is often used by independent film companies to finance all or a portion of the direct production costs of a motion picture. By "pre-licensing" film rights, a producer obtains amounts from third parties in return for granting such parties a license to exploit the completed motion picture in various markets and media. Production companies with distribution divisions may retain the right to distribute the completed motion picture either domestically or in one or more international markets. Other production companies may separately license theatrical, home video, television and all other distribution rights among several licensees.

In connection with the production and distribution of a motion picture, major studios and independent production companies generally grant contractual rights to actors, directors, screenwriters, owners of rights and other creative and financial contributors to share in revenues or net profits (as defined in their respective agreements) from a particular motion picture. Except for the most sought-after talent, these third-party participants are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recouped in full.

Major studios and independent film companies typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild, the Directors Guild of America and the Writers Guild of America. Residuals are obligations arising from the exploitation of a motion picture in markets other than the primary intended market for such picture. Residuals are primarily calculated as a percentage of the gross revenues derived from the exploitation of the picture in these secondary markets. The guilds and unions typically obtain a security interest in all rights of the producer in the motion picture which is usually subordinate to the financier of the motion picture, and the completion bond company if any. The producer may transfer the residual obligation to a distributor if the distributor executes the appropriate guild assumption agreement.

Motion Picture Distribution

General

Distribution of a motion picture involves domestic and international licensing of the picture for (a) theatrical exhibition, (b) non-theatrical exhibition, which includes airlines, hotels and armed forces facilities, (c) videocassettes and video discs, (d) television, including pay-per-view, pay, network, syndication or basic cable and (e) marketing of the other rights in the picture and underlying literary property, which may include books, merchandising and soundtrack albums. In recent years, revenues from the licensing of rights to distribute motion pictures in secondary (i.e., other than domestic theatrical) markets, particularly home video and international theatrical pay and free television, have increased significantly.

The distributor typically acquires rights from the producer to distribute a motion picture in one or more markets and/or media. For its distribution rights, the distributor generally agrees to pay to the producer a certain minimum advance or guarantee upon the delivery of the completed motion picture, which amount is to be recouped by the distributor out of revenues generated from the distribution of the motion picture in particular media or territories. After the distributor's distribution fee is deducted from the gross receipt of the picture, the distributor recoups the amount advanced (if any) plus its distribution costs.

Motion pictures may continue to play in theaters for up to six months following their initial release. Concurrently with their release in the United States, motion pictures generally are released in Canada and may also be released in one or more other international markets. A motion picture is typically available for distribution during its initial distribution cycle as follows:

       Marketplace                              Months After
                                              Initial Domestic      Approximate
                                                Theatrical           Release
                                                  Release            Period

Domestic theatrical.........................       -----
4-6 months
International theatrical....................       -----             6-12
months
Domestic home video (initial release).......    4-6 months            6
months
Domestic pay-per-view.......................    6-9 months            2
months
International Video (initial release).......    6-12 months        6-12 months
Domestic pay television.....................   12-15 months          18 months
International television (pay or free)......   18-24 months       12-36 months
Domestic free television* ..................   30-33 months        1-5  years

-----------------------
* Includes network, barter syndication, syndication and basic cable.

A substantial portion of a film's ultimate revenues are generated in a film's initial distribution cycle (generally the first five years after the film's initial domestic theatrical release). Commercially successful motion pictures, however, may continue to generate revenues after the film's initial distribution cycle from the relicensing of distribution rights in certain media, including television and home video, and from the licensing of distribution rights with respect to new media and technologies.

      Theatrical

The theatrical distribution of a motion picture involves the licensing and booking of the motion picture to theatrical exhibitors, the promotion of the picture through advertising and publicity campaigns and the manufacture of release prints from the film negative. The size and success of the promotional advertising campaign can materially affect the financial performance of the film. Moreover, as the vast majority of these costs (primarily advertising costs) are incurred prior to the first weekend of the film's domestic theatrical release, there is not necessarily a correlation between these costs and the film's ultimate box office performance. In addition, the ability to distribute a picture during peak exhibition seasons, including the summer months and the Christmas holidays, may affect the theatrical success of the picture.

The distributor and theatrical exhibitor generally enter into license agreements providing for the exhibitor's payment to the distributor of a percentage of box office receipts after deducting the exhibitor's overhead or a flat working amount. The percentage generally ranges from 45-60% and may change for each week the film plays in a specific theatre, depending on the success of the picture at the box office and other factors. The balance ("gross film rentals") is remitted to the distributor. The distributor then retains a distribution fee from the gross film rentals and recoups the costs of distributing the film, which consist primarily of advertising, marketing and production cost, and the cost of manufacturing release prints. The balance of film rentals, if any, after recouping any advance or minimum guarantee previously paid to producer and interest thereon is then paid to the producer based on a predetermined split between the producer and distributor.


      Home Video

A motion picture typically becomes available for videocassette distribution within four to six months after its initial domestic theatrical release. Home video distribution consists of the promotion and sale of videocassettes to local, regional and national video retailers which rent or sell videocassettes to consumers primarily for home viewing. The market for videocassettes for home use has expanded rapidly over the past ten years, although the rate of growth in this market has slowed in recent years. Most films are initially made available in videocassette form at a wholesale price of $55 to $60 and are sold at that price primarily to video rental stores, which rent the cassettes to consumers. Owners of films generally do not share in rental income. Following the initial marketing period, selected films are remarketed at a wholesale price of $10 to $15 or less for sale to consumers. These "sell-through" arrangements are used most often with films that will appeal to a broad marketplace or to children. Some films are initially offered at a price designed for sell-through rather than rental when it is believed that the ownership demand by consumers will result in a sufficient level of sales to justify the reduced margin on each cassette sold. Home video arrangements in international territories are similar to those in domestic territories except that the wholesale prices may differ.

      Television

Television rights are generally licensed first to pay-per-view for an exhibition period within six to nine months following initial domestic theatrical release, then to pay television approximately twelve to fifteen months after initial domestic theatrical release, thereafter in certain cases to free television for an exhibition period, and then to pay television again. These films are then syndicated to either independent stations or basic cable outlets. Pay-per-view television allows subscribers to pay for individual programs, including recently released movies and live sporting, music and other events on a per use basis. Pay television allows cable television subscribers to view such services as HBO/Cinemax, Showtime/The Movie Channel or Encore Media Services offered by their cable system operators for a monthly subscription fee. Since groups of motion pictures are typically packaged and licensed for exhibition on television over a period of time, revenues from these television licensing "packages" may be received over a period that extends beyond five years from the initial domestic theatrical release of a particular film. Motion pictures are also "packaged" and licensed for television broadcast in international markets.


      Non-Theatrical and Other Rights

Films may be licensed for use by airlines, schools, public libraries, community groups, the military, correctional facilities, ships at sea and others. Musical compositions contained in a film which have been commissioned for that film may be licensed for sound recording, public performances and sheet music publication. A soundtrack album may be released including music contained in a film. Rights in motion pictures may be licensed to merchandisers for the manufacturer of products such as video games, toys, T-shirts, posters and other merchandise. Rights may also be licensed to create novelizations of the screenplay and other related book publications.


      International Markets

Motion picture distributors and producers derive revenue from international markets in the same media as domestic markets. The growth of foreign revenues has been dramatic, now accounting for more than 50% of the total revenues of many films. The increase in revenues is currently being driven primarily from the growth of television abroad. The increase in foreign television values and foreign revenues is likely to continue. Although the increased level of foreign values affects the revenues of most films, the effect is not uniform. Action films and films with major stars benefit most from foreign revenues; films with uniquely American themes with unknown actors benefit the least.

Regulation

Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. The Company plans to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions. Motion picture piracy is an industry-wide problem. The MPAA operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of such investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the MPAA, the Motion Picture Export Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered trade sanctions against specific countries which do not prevent copyright infringement of United States produced motion pictures. There can be no assurance that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company has followed and will continue to follow the practice of submitting its pictures for such ratings.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures which may restrict in whole or in part theatrical or television exhibition in particular territories. Management's current policy is to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media. This policy often requires production of "cover" shots or different photography and recording of certain scenes for insertion in versions of a motion picture exhibited on television or theatrically in certain territories.

There can be no assurance that current and future restrictions on the content of the Company's pictures may not limit or affect the Company's ability to exhibit certain of its pictures in certain territories and media.

Item 2......Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

General

The Company is an independent entertainment company which, through its two operating subsidiaries, (Avenue Pictures and Wombat) produces motion pictures for theatrical exhibition, television and other ancillary markets, both domestically and internationally.

Pursuant to Share Exchange Agreement, dated as of September 30, 1996, among Mr. Brokaw, Avenue Pictures and CineMasters, CineMasters acquired all of the outstanding capital stock of Avenue Pictures from Mr. Brokaw, the sole shareholder of Avenue Pictures, in exchange for 1,425,000 shares of CineMasters Common Stock. In connection with the Business Combination, National Patent made a capital contribution valued at $815,000 to CineMasters in the form of registered National Patent common stock in exchange for 407,500 shares of CineMasters Common Stock.

The consolidated financial statements of the Company for the period ended December 31, 1996 include the results of operations of Avenue Pictures from the date of acquisition.

Following the Business Combination, the Board of Directors and shareholders of CineMasters approved a transaction pursuant to which (i) all of the assets of the Wombat Division of CineMasters were transferred, subject to all related liabilities and obligations, to its newly-formed, wholly-owned Delaware subsidiary, Wombat, (ii) CineMasters was merged with and into the Company (its newly-formed, wholly-owned Delaware subsidiary) with the Company being the surviving corporation in the merger and (iii) each stockholder of CineMasters received an equal number of shares of the Company in exchange for each share of capital stock of CineMasters held by such stockholder immediately prior to the effective time of the Reincorporation. As a result of the Reincorporation, Avenue Pictures became a wholly-owned subsidiary of the Company.

Revenues

Revenues for the five months ended December 31, 1996 were $3,509,000. The revenues were derived from revenues generated by Avenue Pictures which was acquired on September 30, 1996 and the operations of Wombat. Revenues from the operations of Avenue Pictures from the acquisition date through December 31, 1996 amounted to approximately $2,727,000 and were primarily derived from the completion and availability to ABC of the made-for-television movie "Tell Me No Secrets". Revenues from Wombat operations for the five months ended December 31, 1996 were approximately $782,000. Of this amount approximately $454,000 was derived from the completion and availability of four one hour motion picture profiles to A&E and Lifetime. The remaining revenue was derived from licensing of rights to Wombat programming in secondary markets. No revenues were derived from the operations of Kaufman Films (Kaufman) during the five month period ended December 31, 1996 due to the Kaufman termination (as more fully described in Item 6- Employment Agreements and Arrangements).

Revenues increased approximately $168,000 or 9% for the year ended July 31, 1996 (fiscal 1996) compared to the year ended July 31, 1995 (fiscal 1995). The increase can be attributed to an approximately $130,000 increase due to three one hour motion picture profiles being completed and available in fiscal 1996 as opposed to only two such profiles becoming available in fiscal 1995, a $130,000 increase from the licensing of rights in secondary markets, offset by an approximate $92,000 decrease in revenues derived form the Kaufman operations.

One customer, ABC, accounted for approximately 77% of total revenues during the five months ended December 31, 1996. During fiscal 1996 and fiscal 1995 A&E accounted for approximately 12% and 13% of total revenues and Janson Associates accounted for approximately 40% and 27% of total revenues, respectively.

Cost of Revenues

Cost of Revenues for the five months ended December 31, 1996 was $2,752,000 which can be attributed to the film amortization relating to Avenue Pictures' television product in the amount of $ 2,496,000 and approximately $256,000 from Wombat's operations.

Cost of revenues decreased approximately $68,000 for fiscal 1996 compared to fiscal 1995. The decrease can be primarily attributed to lower costs on secondary licensing sales in fiscal 1996 for production with little or no remaining capitalized production costs.

Selling, General and Administrative

Selling, general and administrative (S,G&A) expenses for the five months ended December 31, 1996 was $662,000. Included in the five months ended December 31, 1996 expenses are $262,000 of S,G&A expenses related to Avenue Pictures operations and were principally salaries and related benefits and occupancy expenses. S,G&A expenses, exclusive of Avenue Pictures, for the five months ended December 31, 1996 was approximately $400,000 and was primarily salary and related benefits, occupancy costs and professional fees.

S,G&A expenses increased $135,000 or 23% for fiscal 1996 compared to fiscal 1995. The increase can be attributed to increases in S,G&A expenses related to the Kaufman operations of approximately $65,000 and increases in various other miscellaneous expenses aggregating approximately $70,000.

Other Income

During fiscal 1995, the Company sold an investment generating a profit of $59,768. There were no similar items during fiscal 1996 or the five months ended December 31, 1996.

Liquidity and Capital Resources

At December 31, 1996, the Company had $687,000 of cash and $696,000 of short term investments.

During the five months ended December 31, 1996 the Company increased its cash by $646,000. In addition short term investments increased by $696,000. This resulted primarily from $621,000 of cash acquired in the acquisition of Avenue Pictures and $966,000 relating to the issuance of common stock for cash and marketable securities, offset by cash used in operating activities of $92,000.

The Company believes it has adequate capital resources to meet its short-term needs covering at least twelve months. The Company expects to expand its production activities. Management believes that the existing cash and short term investments are adequate to fund the Company's operations, however, management may seek to raise additional funds, through the issuance of common stock or issuance of debt, to expand the Company's business at a greater rate. However, there are no guarantees that such funding will be available, or available under terms which are acceptable to the Company. The Company's rate of growth and investment in projects will be adjusted as necessary based on available financing and existing capital resources.


Item 3......Description of Property.

The Company's philosophy on real estate investments is to lease required properties and invest in the development of film and television properties. The Company presently subleases for itself and Avenue Pictures on a month-to-month basis approximately 3700 square feet of office space at its corporate headquarters at 11111 Santa Monica Boulevard, Suite 2110, Los Angeles, California 90025. The rent for such space is approximately $8,000 per month.

Wombat presently leases approximately 2,000 square feet of office space at 250 West 57th Street, Suite 2421, New York, New York, 10019 pursuant to a lease that expires on April 30, 1999. Wombat's rent for such space is approximately $5,000 per month.

Management believes the properties herein described are adequate to handle current and short term projected business.

Item 4......Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information (on a pro forma basis, assuming completion of the Reincorporation) as of December 31, 1996, with respect to the beneficial ownership of the common stock of the Company, par value $0.01 per share, (the "Common Stock") by (a) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (b) the directors and executive officers of the Company, individually, and (c) directors and executive officers of the Company as a group.

Name and Address                       Amount and Nature
of Beneficial Owner                 of Beneficial Ownership*   Percent of Class

Cary Brokaw ............................ .... 1,505,000(1)            39.8%
c/o Avenue Pictures, Inc. ..................
11111 Santa Monica Boulevard
Suite 2110
Los Angeles, CA 90025

National Patent ....................... . ... 1,060,500               28.7%
Development Corporation
9 West 57th Street
New York, New York 10019


Gene Feldman ...............................    385,000(2)             9.8%
c/o Wombat Productions, Inc. ...............
250 West 57th Street
Suite 2421
New York, New York 10019

Michael Feldman ............................     62,300(3)(4)          1.2%
c/o Wombat Productions, Inc. ...............
250 West 57th Street
Suite 2421
New York, New York 10019

Suzette St. John Feldman ...................     37,500(5)(6)          1.0%
c/o Wombat Productions, Inc. ...............
250 West 57th Street
Suite 2421
New York, New York 10019

Sheri L. Halfon ............................     15,100(7)             **
c/o Avenue Pictures, Inc. ..................
11111 Santa Monica Boulevard
Suite 2110
Los Angeles, CA 90025

Doug Rowan .................................         -0-              -0-
c/o Corbis Corporation
15395 SE 30th Place
Suite 300
Bellevue, WA  98007

James A. Janowitz ..........................        -0-(8)            -0-
c\o Pryor, Cashman, Sherman & Flynn
410 Park Avenue
New York, New York

Directors and officers .....................   2,004,900             49.1%
as a group (7 persons)

_______ * As used in this Proxy Statement, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of the Company's Common Stock or the sole or shared investment power with respect to such Common Stock.

**    Represents less than 1% ownership of the Company's Common Stock.

(1) Includes vested options to purchase up to 60,000 shares of the Company's Common Stock at a price of $1.70 per share, exercisable until September 30, 2006 and vested options to purchase up to 20,000 shares of Common Stock of the Company at a price of $3.00, exercisable until March 10, 2007. Does not include unvested options to purchase up to 240,000 shares of the Company's Common Stock at a price of $1.70 per share, exercisable until September 30, 2006 and unvested options to purchase up to 80,000 shares of Common Stock of the Company at a price of $3.00 per share exercisable until March 10, 2007.

(2) Does not include 17,500 shares of Common Stock of the Company and 20,000 vested stock options which are owned by Mr. Feldman's wife, Suzette St. John Feldman, as to which Mr. Feldman disclaims beneficial ownership and unvested options to purchase up to 50,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007. Also does not include 48,000 shares of Common Stock of the Company which are owned by Mr. Feldman's children, Lynne Feldman, Stephanie Edelstein and Zara Janson, as to which Mr. Feldman disclaims beneficial ownership. Includes vested options to purchase up to 200,000 shares of the Company Common Stock at a price of $0.32 per share, exercisable until August 11, 2000 and vested options to purchase up to 25,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007.

(3) Includes vested options to purchase up to 30,000 shares of the Company's Common Stock at a price of $1.70 per share, which option is exercisable until September 30, 2006 and vested options to purchase up to 15,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007. Does not include unvested options to purchase up to 120,000 shares of the Company's Common Stock at a price of $1.70 per share, exercisable until September 30, 2006 and unvested options to purchase up to 60,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007.

(4) Michael Feldman is Gene Feldman's nephew.

(5) Includes vested options to purchase up to 20,000 shares of the Company's Common Stock at a price of $0.32 per share, exercisable until August 11, 2000.

(6) Gene Feldman and Suzette St. John Feldman are husband and wife.

(7) Includes vested options to purchase up to 15,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007. Does not include vested options to purchase up to 60,000 shares of Common Stock of the Company at a price of $3.00 per share, exercisable until March 10, 2007.

(8) Does not include 25,000 shares of Common Stock of the Company which are owned by Pryor, Cashman, Sherman & Flynn, a law firm in which Mr. Janowitz is a senior partner, as to which Mr. Janowitz disclaims beneficial ownership.

Except for the shares of Common Stock subject to the options described in footnotes 1 through 3, 5 and 7 above, none of such shares is known by the Company to be shares with respect to which such beneficial owner has the right to acquire beneficial ownership. The Company believes the beneficial holders listed above have sole voting and investment power regarding the shares shown as being beneficially owned by them.

Item 5.     Directors, Executive Officers, Promoters and Control Persons.

            The  following  table sets forth the  directors  and officers of the
            Company:


Name                          Age                     Position

Gene Feldman                  70                Chairman of the Board,
                                                President of Wombat

Cary Brokaw                   45                President, Chief Executive
                                                Officer and Director

Michael Feldman               29                Executive Vice President
                                                and Director

Suzette St. John Feldman      65                Secretary, Vice President
                                                of Wombat

Sheri L. Halfon               40                Senior Vice President,
                                                Chief Financial Officer and
                                                Director

Doug Rowan                    58                Director

James A. Janowitz             50                Director


Gene Feldman has served as Chairman of the Board of the Company and President of Wombat since their respective formations on March 7, 1997. Prior to the Reincorporation, Gene Feldman served as Chairman of the Board of CineMasters and President of the Wombat Division for more than the past five years. Gene Feldman is a Class III Director whose term expires at the 2000 annual meeting of the Company.

Cary Brokaw has served as President, Chief Executive Officer and Director of the Company since its formation on March 7, 1997. Prior to the Reincorporation, Mr. Brokaw served as President, Chief Executive Officer and Director of CineMasters from September 30, 1996 and Chairman and Chief Executive Officer of Avenue Pictures since its formation in 1991. Mr. Brokaw is a Class III Director whose term expires at the 2000 annual meeting of the Company.

Michael Feldman has served as Executive Vice President and Director of the Company since its formation on March 7, 1997. Prior to the Reincorporation, Michael Feldman had served as Executive Vice President and Director of CineMasters from September 30, 1996. Michael Feldman served as an officer of General Physics Corporation from 1991 to 1996 and has been a Director of International Business Development at National Patent since 1995. Michael Feldman is a Class II Director whose term expires at the 1999 annual meeting of the Company.

Suzette St. John Feldman has served as Secretary of the Company and Vice President of Wombat since their respective formations on March 7, 1997. Prior to the Reincorporation, Ms. Feldman served as Secretary of CineMasters and Vice President of the Wombat Division for more than the past five years.

Sheri L. Halfon has served as Senior Vice President, Chief Financial Officer and Director of the Company since its formation on March 7, 1997. Prior to the Reincorporation, Ms. Halfon served as Senior Vice President, Chief Financial Officer and Director of CineMasters from September 30, 1996 and Senior Vice President and Chief Financial Officer of Avenue Pictures since its formation in 1991. Ms. Halfon is a Class II Director whose term expires at the 1999 annual meeting of the Company.

Doug Rowan has served as President and Chief Executive Officer of Corbis Corporation, a company which is building a library of digital images, since April 1994. Prior to his position at Corbis, Mr. Rowan served as Senior Vice President of Worldwide Customer Operations of Ungermann-Bass, Inc., a networking product company, from November 1993 to April 1994, and President of AXS, a software corporation for the new digital content industry, from April 1, 1991 through December 31, 1992. Mr. Rowan is a Class I Director whose term expires at the 1998 annual meeting of the Company.

James A. Janowitz has been a senior partner in the litigation department at Pryor, Cashman, Sherman & Flynn and head of its motion picture group for more than the past five years. Mr. Janowitz is a Class I Director whose term expires at the 1998 annual meeting of the Company.

Directors of the Company are divided into three classes. At each annual meeting of stockholders, directors are elected to succeed those directors whose terms expire and are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Under the Company's bylaws, the number of directors constituting the entire Board of Directors shall be fixed, from time to time, by the directors then in office, who may decrease or increase the number of directors by majority action without soliciting stockholder approval. The Company does not currently pay compensation to directors for service in that capacity.

Item 6.     Executive Compensation.

The following table sets forth the aggregate compensation paid or accrued to the Company's executive officers for services rendered in 1996, 1995 and 1994:

                             SUMMARY COMPENSATION TABLE

                                    Long-Term
                                  Compensation
                                     Awards
                                                          Securities Underlying
Name and Principal Position   Year     Salary    Bonus      Options/SARs

Cary Brokaw                   19961   450,000      -0-       300,0002
  President & Chief           19951   391,000      -0-           -0-
  Executive Officer           19941   415,000      -0-           -0-

Gene Feldman                  1996    150,000      -0-           -0-
  Chairman of the Board,      1995    101,115    4,225       200,000(3)
  President of Wombat         1994     72,800      -0-           -0-


------------------

1Prior to completion of the Business Combination on September 30, 1996, Mr. Brokaw's compensation was paid directly by Avenue Pictures.

2Of the 300,000 stock options granted to Mr. Brokaw in 1996, only 60,000 are currently vested.

3Of the 200,000 stock options granted to Mr. Feldman in 1995, all are currently vested.

Option Grants in 1996

The following table sets forth certain information concerning stock option grants during the year ended December 31, 1996 to the named executive officers pursuant to the Avenue Entertainment Group, Inc. Stock Option and Long Term Incentive Compensation Plan.


                      STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                 % of Total            Market Price
                   Number of      Options              of Underlying
                  Securities     Granted to   Exercise  Security on
                  Underlying     Employees    Price       Date of
                    Options      in Fiscal    ($ per   Grant ($ per   Expiration
      Name          Granted         Year      share)      share)        Date

Cary Brokaw         300,000          60       1.70        2.00        9/30/06

The following table sets forth information concerning the value of unexercised options as of December 31, 1996 held by the executives named in the Summary Compensation Table above. No options were exercised during 1996.

                           FISCAL YEAR-END OPTION VALUES

                            Number of Securities           Value of Unexercised
                          Underlying Unexercised         In-the-Money Options at
                        Options at Fiscal Year End          Fiscal Year End
                               Exercisable (E)/             Exercisable (E)/
       Name                  Unexercisable (U)_
Unexercisable (U)1

Cary Brokaw                   60,000 (E)                    $100,800 (E)
                             240,000 (U)                    $403,200 (U)

Gene Feldman                 200,000 (E)                    $612,000 (E)

------------------------

1Based upon a market price per share of Common Stock of $3.38, the price per share of Common Stock on December 31, 1996.

The Avenue Entertainment Group, Inc. Stock Option and Long Term Incentive Compensation Plan.

Introduction and Purpose.

Effective as of March 10, 1997, the Board of Directors of the Company adopted and CineMasters, as sole stockholder of the Company, approved, The Avenue Entertainment Group, Inc. Stock Option and Long Term Incentive Compensation Plan (the "1997 Plan" or the "New Plan"). Pursuant to the terms of the 1997 Plan, briefly summarized below, options to purchase shares of the Company's Common Stock are awarded to eligible executive officers, key employees, directors and consultants of the Company and its two wholly-owned subsidiaries, Wombat and Avenue Pictures. The 1997 Plan enables the Company and its subsidiaries to attract, retain and maximize the performance of executive officers, key employees, directors and consultants. A maximum of 1,750,000 shares of the Company's Common Stock (subject to adjustment) has been reserved for the issuance of awards under the 1997 Plan.

Effective as of September 30, 1996, in connection with the Business Combination,
(i) options to purchase an aggregate of 217,500 shares of the CineMasters Common Stock were granted to eligible persons, subject to stockholder approval of the Reincorporation, and (ii) options to purchase an aggregate of 282,500 shares of CineMasters Common Stock were granted under the Prior Plan. Such options were granted to, among others, the following persons, in the following amounts, and in the following manner: (i) Mr. Brokaw (300,000 shares of CineMasters Common Stock, of which 242,500 shares were available under the Prior Plan) and (ii) Mr. Michael Feldman (150,000 shares of CineMasters Common Stock, of which 30,000 shares were available under the Prior Plan). In addition, effective as of March 10, 1997, options to purchase an aggregate of 620,000 shares of CineMasters

Common Stock were granted to eligible persons, subject to stockholder approval of the Reincorporation. Such options were granted to, among others, the following persons, in the following amounts: (i) Mr. Brokaw (100,000 shares of CineMasters Common Stock), (ii) Gene Feldman (75,000 shares of CineMasters Common Stock), (iii) Michael Feldman (75,000 shares of CineMasters Common Stock) and (iv) Sheri L. Halfon (75,000 shares of CineMasters Common Stock). In connection with the Reincorporation, options to purchase an aggregate of 1,432,500 shares of CineMasters Common Stock previously granted (including the 600,000 stock options previously granted pursuant to the Prior Plan) were converted into options to purchase the same number of shares of the Company's Common Stock pursuant to the 1997 Plan.

The 1997 Plan provides for the grant of "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code") and "non-qualified stock options" ("NQSOs") to purchase shares of Common Stock. In addition, stock appreciation rights, restricted stock awards and stock bonus awards may be granted to eligible participants under the 1997 Plan with respect to shares of Common Stock.

ISO and NQSO options will be the awards most commonly granted under the 1997 Plan. In accordance with the requirements of the Code, the exercise price for ISOs may not be less than one hundred (100%) percent of the fair market value of shares of Common Stock on the date of grant (one hundred and ten (110%) percent of fair market value in the case of ISOs granted to employees who hold more than ten percent of the voting power of the issued and outstanding shares of Common Stock). The exercise price for NQSOs may be equal to or less than one hundred (100%) percent of the fair market value of shares of Common Stock on the date of grant.

In general, options granted under the 1997 Plan do not have a term of more than a ten-year period (five years in the case of an ISO granted to an employee holding more than ten (10%) percent of the voting power of Common Stock).
Options generally terminate three months after the optionee's termination of employment with the Company for any reason other than death, disability or retirement, and are not transferable by the optionee other than by will or the laws of descent and distribution.

Employment Agreements and Arrangements

Brokaw Employment Agreement. In connection with the Business Combination, Mr. Brokaw entered into a five-year employment agreement ("Brokaw Employment
Agreement") with the Company pursuant to which, among other things, Mr. Brokaw became the President and Chief Executive Officer of the Company. The Brokaw Employment Agreement provides Mr. Brokaw with an annual base salary of $450,000 (which base salary may be paid from any Company source other than net cash flow generated by Wombat), subject to annual increases equal to the then annual rate of inflation. Mr. Brokaw is also eligible for annual bonuses based upon the performance of Mr. Brokaw and the Company during the previous fiscal year. The Brokaw Employment Agreement provides that the Company may only terminate Mr. Brokaw's employment with the Company for "cause". The Company agreed to seek to obtain "key-man" life insurance on his life. Pursuant to the Brokaw Employment Agreement, Mr. Brokaw was granted options to purchase up to 300,000 shares of Common Stock for an exercise price of $2.00 per share. Such stock options will vest in equal installments over the first five (5) years of Mr. Brokaw's employment with the Company and will be exercisable for a period of ten (10) years from the date of grant. The Brokaw Employment Agreement provides for accelerated vesting of all of Mr. Brokaw's stock options upon a "change of control" of the Company or upon a material breach of the Brokaw Employment Agreement by the Company. As President and Chief Executive Officer of the Company, Mr. Brokaw is entitled to certain customary perquisites, including without limitation, a car allowance, term life insurance and reimbursement of all reasonable travel and entertainment expenses. In addition, Mr. Brokaw is entitled to participate in all employee benefit plans offered to executive officers of the Company.

Gene Feldman Employment Agreement. In connection with the Business Combination, Gene Feldman entered into a five-year employment agreement (the "Feldman Employment Agreement") with CineMasters pursuant to which, among other things, Gene Feldman became the Chairman of CineMasters and President of its Wombat Division. The Feldman Employment Agreement provides Gene Feldman with an annual base salary of $150,000 (provided that such base salary is funded solely out of net cash flow generated by the Wombat Division of CineMasters), subject to annual increases equal to the then annual rate of inflation. Gene Feldman is also eligible for annual bonuses based upon the performance of Gene Feldman and CineMasters during the previous fiscal year. The Feldman Employment Agreement provides that CineMasters may only terminate Gene Feldman's employment with CineMasters for "cause". CineMasters agreed to obtain "key-man" life insurance on his life. As chairman of CineMasters and President of the Wombat Division, Gene Feldman is entitled to certain customary perquisites, including without limitation, a car allowance, term life insurance and reimbursement of all reasonable travel and entertainment expenses. In addition, Gene Feldman is entitled to participate in all employee benefit plans offered to executive officers of CineMasters. In connection with the Reincorporation, the Gene Feldman Employment Agreement was amended to indicate that Gene Feldman is the Chairman of the Board of the Company and the President of Wombat.

Kaufman Termination Agreement. Pursuant to a Termination Agreement (the "Kaufman Termination Agreement"), dated July 3, 1996 among CineMasters, Kaufman Films, Inc. ("Kaufman Films") and Kevin Kaufman ("Mr. Kaufman"), CineMasters terminated an employment agreement with Mr. Kaufman. In connection with the termination, an option for 200,000 shares of CineMasters common stock granted to Kaufman Films and an option for 250,000 shares of CineMasters common stock granted to Mr. Kaufman were declared null and void. CineMasters delivered to Kaufman Films/Kaufman five replacement certificates for an aggregate of 80,000 shares (four for 18,000 and one for 8,000) of restricted CineMasters Common Stock (in exchange for the 160,000 shares of CineMasters Common Stock previously held by Kaufman Films) in the name of Kaufman ("Kaufman Stock"). Kaufman agreed not to sell more than 18,000 shares of the Kaufman Stock in any one calendar quarter. Kaufman continued to receive salary and benefits through July 31, 1996. Kaufman has agreed to pay to CineMasters one-half of all net proceeds from sale by Kaufman of second group of 18,000 shares of CineMasters Common Stock which is to be sold within six (6) months after closing. CineMasters agreed that, through September 30, 1997 or until such time earlier as Kaufman has sold all of the Kaufman Stock, none of Gene Feldman, Jerome Feldman (the brother of Gene
Feldman) nor any affiliate or relative of either will, in the public market, sell, transfer or assign any shares of CineMasters Common Stock.


Item 7.     Certain Relationships and Related Transactions.

Gene Feldman Exit Option Agreement. In connection with the Business Combination, Gene Feldman entered into an exit option agreement with CineMasters pursuant to which, among other things, he was given an option, exercisable during the six-month period commencing on the date of termination of his employment, to purchase the production assets of CineMasters for a cash purchase price equal to the book value of such assets. This option does not include the CineMasters film library. In addition, CineMasters retained the right to acquire any future production of Mr. Feldman for nominal consideration, subject to (i) the rights of Mr. Feldman to receive commercially reasonable producer fees, (ii) the rights, if any, of A&E, as licensee, consistent with past practice, and (iii) the distribution rights pursuant to the Distribution Agreement, dated July 1, 1995, as amended, between Janson and the Wombat Division. Upon the exercise of such option, Gene Feldman will no longer be employed by CineMasters but will be entitled to receive annual payments for the remainder of his life equal to the lower of (i) twenty-five percent (25%) of the annual net income derived by CineMasters from the original CineMasters library and (ii) $100,000. If Gene Feldman shall die prior to the exercise of such option, Gene Feldman's wife, Suzette St. John Feldman, shall following Gene Feldman's death have the right to exercise such option and to receive such annual payments for a period of five
(5) years following the date of such exercise. If Gene Feldman shall die after the exercise of such option but prior to the fifth (5th) anniversary of the date of such exercise, Suzette St. John Feldman shall following Gene Feldman's death be entitled to receive such annual payments for a period of five (5) years following the date of Gene Feldman's death; provided, however, that such annual payments shall be reduced from $100,000 to $75,000 following the fifth (5th) anniversary of the date of Gene Feldman's exercise of such option. In addition, if CineMasters shall determine to sell its library during the first five (5) years following the exercise of such option by Gene Feldman, CineMasters shall first offer to sell its library to Gene Feldman based upon a specific price and upon specific terms. If Gene Feldman does not accept such offer within a reasonable period of time, CineMasters will then have a limited period of time in which to sell its library to a third party for a price and upon terms no less favorable to CineMasters than those offered to Gene Feldman. In connection with the Reincorporation, the Gene Feldman Exit Option Agreement was amended to replace CineMasters with Wombat.

Stockholders Agreement. In connection with the Business Combination, Mr. Brokaw entered into a stockholders agreement (the "Stockholders Agreement"), amended in connection with the Reincorporation, with CineMasters and each of National Patent, Gene Feldman, Jerome Feldman, Suzette St. John Feldman and Michael
Feldman (collectively, the "Feldman Group"), pursuant to which, among other things, the Board of Directors of CineMasters was reconstituted such that Mr. Brokaw and the Feldman Group each have three (3) designees on a six-person Board of Directors and, except as may be mutually agreed upon, equal representation on any committee of the Board of Directors. The Stockholders Agreement provides that all extraordinary transactions (i.e., any merger or consolidation involving CineMasters or any subsidiary, any public offering, any sale or other disposition of a material portion of the assets of CineMasters and/or its subsidiaries, any acquisition or investment in excess of $250,000, etc.) shall require the prior approval of the Board of Directors of CineMasters. In addition, the Stockholders Agreement provides that, except for ordinary course
(i) expenditures for office rent, (ii) expenditures for selling, general and administrative expenses and (iii) out-of-pocket development expenditures not in excess of $500,000 during each of the first two fiscal years following consummation of the Business Combination, aggregate expenditures in excess of $250,000 in any fiscal year will require the prior approval of the Board of Directors of CineMasters. The Stockholders Agreement also provides each of Mr. Brokaw and the members of the Feldman Group with reciprocal rights of first negotiation and refusal and tag-along rights in the event that either party wishes to dispose of some or all of his, her or its shares of Common Stock in a privately-negotiated transaction. Mr. Brokaw has agreed until December 31, 1997 to maintain a balance of cash or cash equivalents (including the registered shares of National Patent common stock held by the Company as described below) for CineMasters of at least $500,000 and shall at all times thereafter maintain a balance of cash or cash equivalents for CineMasters of at least $300,000. Pursuant to the Stockholders Agreement, $500,000 in cash or cash equivalents was placed in a separate account with any withdrawal from such account requiring the signatures of each of Mr. Brokaw and a representative from the Feldman Group. The balance of such account will be reduced to $300,000 on December 31, 1997. In connection with the Reincorporation, the Stockholders Agreement was amended to replace CineMasters with the Company.

Transactions with National Patent Development Corporation. In connection with the Business Combination, National Patent made a capital contribution valued at $815,000 to CineMasters in the form of registered shares of National Patent common stock in exchange for 407,500 shares of CineMasters Common Stock.

Distribution Agreement. On March 1, July 1, 1995 and April 28, 1996, CineMasters entered into an agreement with Janson whereby Janson (the distributor) is granted sole and exclusive rights to license essentially all the programs of the Wombat Division for all forms of television and video worldwide. The distributor also gained the exclusive right to execute all contracts for the exploitation of these rights. The President of Janson is related to CineMasters' Chairman through marriage. In connection with the Reincorporation, the agreement has been modified to replace CineMasters with Wombat.

Transactions with Pryor, Cashman, Sherman & Flynn. As consideration for legal services rendered in connection with the Business Combination, Pryor, Cashman, Sherman, & Flynn was paid $75,000 in legal fees in 1996. As additional consideration for such legal services, CineMasters issued 25,000 shares of CineMasters Common Stock to the firm. Mr. Janowitz, a director of the Company, is a senior partner at Pryor, Cashman, Sherman & Flynn.


Item 8.     Description of Securities.

Common Stock

The Company's certificate of incorporation provides for the authorization of 15,000,000 shares of Common Stock, $.01 par value per share. As of March 7, 1997, 3,697,838 shares of CineMasters were outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata all assets remaining legally available for distribution to stockholders after liquidating distributions to the holders of Preferred Stock and any future capital stock designated as being senior to the Common Stock. The holders of Common Stock have no right to cumulate their votes in the election of directors. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The Company's certificate of incorporation provides for the authorization of 1,000,000 shares of Class B Common Stock, $.01 par value per share. As of March 7, 1997, no shares of Class B Common Stock were outstanding. The holders of

Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held of record on all matters to be voted on by stockholders. Each share of Class B Common Stock shall be convertible into one share of Common Stock at any time. The designations, preferences, privileges and voting powers of the shares of Class B Common Stock, and the restrictions and qualifications thereof, are otherwise identical to those of the Common Stock.

Preferred Stock

The Company's certificate of incorporation provides for the authorization of 2,000,000 shares of Preferred Stock, $.01 par value per share. As of March 7, 1997, no shares were outstanding. Preferred Stock may be issued from time to time in one or more classes or series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such class or series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, delay or prevent a change of control of the Company.

                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's shares of Common Stock are eligible for trading on the Over-the-Counter Bulletin Board. The following table sets forth, based on information provided by market makers in the Common Stock, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid prices between dealers and do not include retail mark-up, mark-down or commissions, and do not represent actual transactions.


           1995                     Low Bid                   High Bid

       1st Quarter                    1/2                       1 1/4
       2nd Quarter                    3/8                       1 1/4
       3rd Quarter                    1/4                       1
       4th Quarter                    1/4                       2

           1996                     Low Bid                   High Bid

       1st Quarter                    1 3/4                       2 1/2
       2nd Quarter                    2 1/4                       3 3/4
       3rd Quarter                    2 1/4                       3 1/2
       4th Quarter                    1 3/4                       3 1/2

 As of March 7, 1997, there were 183 holders of record of Common Stock.

The Company anticipates that for the foreseeable future, earnings will be retained for the development of its business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's
Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions.

Item 2.     Legal Proceedings.

None.

Item 3.     Changes in and Disagreements With Accountants.

The Board of Directors has selected KPMG Peat Marwick LLP to audit the accounts of the Company for the five months ending December 31, 1996 and the fiscal year ended December 31(PI)1997. KPMG Peat Marwick LLP has no financial interest in the Company or any of its subsidiaries, and neither it nor any member or employee of the firm has had any connection with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee. The decision to engage KPMG Peat Marwick LLP did not result from disagreements with the Company's prior accountants, Israeloff, Trattner & Co..

Item 4.     Recent Sales of Unregistered Securities.

Pursuant to a private placement transaction, in August 1996 certain affiliates and employees of National Patent and CineMasters contributed capital in the amount of $185,000 in exchange for 123,338 shares of CineMasters Common Stock.

On July 26, 1994, CineMasters acquired the net assets of Kaufman Films, Inc., a media company specializing in the production of corporate commercial films. The net assets were acquired in exchange for 160,000 shares of the CineMasters Common Stock, valued at $0.25 per share and an option for the seller to acquire an additional 200,000 shares at $0.25 per share which may be exercised no earlier than two years from the closing nor more than five years from the closing. In connection with the Kaufman Termination Agreement, such option was declared null and void. In addition, CineMasters delivered to Kaufman Films/Mr. Kaufman five replacement certificates for an aggregate of 80,000 shares (four for 18,000 and one for 8,000) of restricted CineMasters Common Stock (in exchange for the 160,000 shares of CineMasters Common Stock previously held by Kaufman Films) in the name of Mr. Kaufman.

In connection with the Business Combination, CineMasters acquired all of the outstanding capital stock of Avenue Pictures from Mr. Brokaw, the sole shareholder of Avenue Pictures, in exchange for 1,425,000 shares of CineMasters Common Stock.

In connection with the Business Combination, National Patent made a capital contribution valued at $815,000 to CineMasters in the form of registered shares of National Patent common stock in exchange for 407,500 shares of CineMasters Common Stock.

In connection with the Business Combination, as additional consideration for legal services provided, CineMasters issued 25,000 shares of CineMasters Common Stock to the law firm of Pryor, Cashman, Sherman & Flynn.


Item 5.     Indemnification of Directors and Officers.

Limitations on Directors and Officers Liability

The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which specifies that a director of a company adopting such a provision will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for the liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides for mandatory indemnification of directors and authorizes indemnification for officers (and others) in such manner, under such circumstances and to the fullest extent permitted by the Delaware General Corporation Law, which generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company and the Amended and Restated Certificate of Incorporation provides the right to such expenses in advance of the final disposition of any such action, suit or proceeding. The Company believes that these provisions are necessary or useful to attract and retain qualified persons as directors.

                           THE CINEMASTERS GROUP, INC.

                        Consolidated Financial Statements

                    December 31, 1996, July 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)



                           THE CINEMASTERS GROUP, INC.

                                Table of Contents



                                      Page


INDEPENDENT AUDITORS' REPORT                                    38

FINANCIAL STATEMENTS

   Consolidated Balance Sheet                                   40

   Consolidated Statements of Operations                        41

   Consolidated Statements of Stockholders' Equity              42

   Consolidated Statements of Cash Flows                        43

   Notes to Consolidated Financial Statements                   45

                            Independent Auditors' Report



The Board of Directors and Stockholders
The CineMasters Group, Inc.:


We have audited the accompanying consolidated balance sheet of The CineMasters Group, Inc. as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the five-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The CineMasters Group, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the five-month period then ended in conformity with generally accepted accounting principles.




                                                KPMG Peat Marwick LLP
Los Angeles, California
March 28, 1997

                           Independent Auditors' Report



The Board of Directors and Stockholders
The CineMasters Group, Inc.:


We have audited the accompanying statements of operations, stockholders' equity and cash flows of The CineMasters Group, Inc. for the years ended July 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The CineMasters Group, Inc. for the years ended July 31, 1996 and 1995 in conformity with generally accepted accounting principles.







Valley Stream, New York
October 10, 1996, except for note 9,
  which is as of October 28, 1996.

                            THE CINEMASTERS GROUP, INC.

                             Consolidated Balance Sheet

                                 December 31, 1996



                                       Assets

Cash                                                 $      687,080

Short-term investment                                       696,150

Accounts receivable                                         149,483

Film costs, net (note 2)                                  1,998,326

Property and equipment, net (note 3)                        117,492

Other assets                                                 81,063

Goodwill (note 9)                                         2,735,069
                                                        -------------

        Total assets                                 $    6,464,663
                                                        =============

                        Liabilities and Stockholders Equity

Accounts payable                                     $      284,784
Accrued expenses                                            457,426
Capitalized lease obligations (note 4)                       40,451
Income taxes payable (note 6)                               330,891
Advances from customers                                     577,730
                                                       -------------

        Total liabilities                                 1,691,282
                                                       -------------

Commitments and contingencies (note 4)

Stockholders' equity:
   Common stock, par value $.01 per share.  Authorized
    15,000,000 shares; issued and outstanding, 3,697,838 shares          36,978
   Class B common stock, no par value.  Authorized 1,000,000 shares;       -
    none issued
   Additional paid-in capital                                         4,631,252
   Retained earnings                                                    224,001
   Unrealized loss on marketable securities                            (118,850)
                                                                   -------------

        Total stockholders' equity                                    4,773,381
                                                                   -------------

        Total liabilities and stockholders equity                    6,464,663
                                                                  =============
See accompanying notes to consolidated financial statements.

                             THE CINEMASTERS GROUP, INC.

                       Consolidated Statements of Operations



                                      Five months
                                          ended
                                     December 31,       Years ended July 31
                                                   -----------------------------
                                           1996           1996            1995
                                   -------------   -------------   -------------

Operating revenues                $    3,508,967      1,961,333       1,793,190
                                   -------------   -------------   -------------

Costs and expenses:
   Film production costs               2,752,307      1,103,291       1,170,629
   Selling, general and                  661,766        733,243         597,797
    administrative expenses
                                    -------------  -------------   -------------

        Total costs and expenses       3,414,073      1,836,534       1,768,426
                                    -------------  -------------   -------------

        Income from operations            94,894        124,799          24,764

Gain on sale of investments (note 7)         -              -            59,768
                                    -------------  -------------   -------------

        Income before income taxes        94,894        124,799          84,532

Income taxes (note 6)                     74,945         51,230          28,452
                                   -------------  -------------   -------------

        Net income                $       19,949         73,569          56,080
                                   =============  =============   =============

Earnings per common share (note 1)$          .01            .04             .03
                                   =============  =============   =============

Weighted average shares outstanding    3,321,251      1,788,525       1,795,000
                                   =============  =============   =============


See accompanying notes to consolidated financial statements.

                           THE CINEMASTERS GROUP, INC.

                 Consolidated Statements of Stockholders' Equity

          Five months ended December 31, 1996 and years ended July 31, 1996 and 1995




                                                                                       Retained       Unrealized
                                                   Common stock       Additional       earnings         loss on
                                     -----------------------------
                                      Number of                        paid-in       (accumulated     marketable
                                        shares          Amount         capital         deficit)       securities         Total
                                     -------------   -------------   -------------   -------------   --------------   -------------

Balance, August 1, 1994, as          1,795,000       $    17,950         703,423         (53,803            -          667,570
previously reported

Prior period adjustments (note 1)         -                 -               -            128,206            -          128,206
                                     -------------   -------------   -------------   -------------   --------------   -------------

Balance, August 1, 1994, as          1,795,000            17,950         703,423          74,403            -          795,776
restated

Net income - year ended July 31,          -                 -               -             56,080            -           56,080
1995
                                     -------------   -------------   -------------   -------------   --------------   -------------

Balance,  July 31, 1995              1,795,000            17,950         703,423         130,483            -          851,856

Shares redeemed - net (note 8)         (80,000)             (800)        (72,911)           -               -          (73,711)

Issuance of stock (note 7)             123,338             1,233         183,767            -               -          185,000

Net income - year ended July 31,          -                  -              -              73,569           -           73,569
1996
                                     -------------   -------------   -------------   -------------   --------------   -------------

Balance, July 31, 1996               1,838,338            18,383         814,279          204,052           -         1,036,714

Excercise of stock options              2,000                 20             620             -              -               640

Stock option compensation expense        -                   -             9,375             -              -             9,375

Issuance of common stock (note 9)     407,500               4,075         810,925            -              -           815,000

Purchase of Avenue Pictures, Inc.    1,450,000             14,500       2,885,500            -              -         2,900,000
(note 9)

Contribution of payable, net of           -                   -           110,553            -              -           110,553
tax (note 9)

Increase in unrealized loss               -                   -              -               -         (118,850)       (118,850)

Net income - five months ended
    December 31, 1996                     -                   -              -              19,949         -             19,949
                                     -------------   -------------   -------------   -------------   --------------   -------------

Balance, December 31, 1996           3,697,838       $     36,978       4,631,252          224,001     (118,850)       4,773,381

                                     =============   =============   =============   =============   ==============   =============


See accompanying notes to consolidated financial statements.










                           THE CINEMASTERS GROUP, INC.

                      Consolidated Statements of Cash Flows



                                          Five months
                                             ended
                                          December 31,       Years ended July 31
                                                         -----------------------------
                                              1996           1996            1995
                                          -------------  -------------   -------------

Cash flows from operating activities:
   Net income                          $       19,949         73,569          56,080
                                          -------------  -------------   -------------

   Adjustments to reconcile net income to net cash provided  (used) by operating activities:
      Depreciation                             10,046         51,232          32,565
      Amortization - film production        2,624,627        351,801         326,626
       costs
      Amortization - goodwill                  70,130           -               -
      Gain on sale of investments                -              -            (59,768)
      Stock option compensation                 9,375           -               -
      Changes in assets and
       liabilities which affect net
       income:
         Accounts receivable                  302,398       (133,090)         95,036
         Film costs                        (1,569,655)      (592,995)       (303,304)
         Other assets                          56,132         19,674           8,698
         Accounts payable and accrued
          expenses                            101,083        (65,070)        (28,186)
         Income taxes payable                       -         13,550           9,820
         Advances from customers           (1,716,001)       311,000         (68,669)
         Other                                      -        (11,000)         11,000
                                          -------------  -------------   -------------

              Total adjustments              (111,865)       (54,898)         23,818
                                          -------------  -------------   -------------

              Net cash provided
               (used) by operating            (91,916)        18,671          79,898
               activities
                                          -------------  -------------   -------------

Cash flows from investing activities:
   Purchase of equipment                       (5,731)       (25,340)        (53,630)
   Proceeds from sale of marketable                 -              -          60,000
    securities
   Cash acquired in purchase                  620,714              -              -
    transaction
                                          -------------  -------------   -------------

              Net cash provided
               (used) by investing            614,983        (25,340)          6,370
               activities
                                          -------------  -------------   -------------

                                     (Continued)





                            THE CINEMASTERS GROUP, INC.

                  Consolidated Statements of Cash Flows, Continued


                                          Five months
                                             ended
                                          December 31,       Years ended July 31
                                                         -----------------------------
                                              1996           1996            1995
                                          -------------  -------------   -------------

Cash flows from financing activities:
   Stock subscription                  $      150,000           -               -
   Proceeds from the issuance of                  640         35,000            -
    common stock
   Principal payments of capital
    lease obligation                           (7,906)       (35,613)        (24,753)
   Due to officers                               -           (10,000)        (35,000)
   Repayment of loan payable                  (20,000)          -               -
                                          -------------  -------------   -------------

              Net cash provided
               (used) by financing            122,734        (10,613)        (59,753)
               activities
                                          -------------  -------------   -------------

              Net increase (decrease)         645,801        (17,282)         26,515
               in cash


Cash at beginning of year                      41,279         58,561          32,046
                                          -------------  -------------   -------------

Cash at end of year                    $      687,080         41,279          58,561
                                          =============  =============   =============

Supplemental cash flow information: Cash paid during the year for:
    Interest                           $        3,082         11,428           4,798
    Income taxes                               38,910         33,775          15,533
                                          =============  =============   =============


Noncash transactions: During the year ended July 31, 1995, $87,498 of leased assets and obligations was capitalized.

During the five months ended December 31, 1996, $815,000 of common stock was issued for short-term investments, $184,255 of payables was contributed to capital, net of a $73,702 tax liability, and Avenue Pictures, Inc. was acquired resulting in the following:

      Fair value of assets acquired    $    5,528,733
      Liabilities assumed                  (2,662,066)
      Common stock issued                  (2,866,667)
                                          -------------

           Net cash paid                        -

      Cash acquired                           620,714
                                          -------------
              Net cash acquired        $      620,714
                                          =============

See accompanying notes to consolidated financial statements.

                            THE CINEMASTERS GROUP, INC.

                     Notes to Consolidated Financial Statements
                     December 31, 1996, July 31, 1996 and 1995

(1)  Summary of Significant Accounting Policies

     Description of Business

     The CineMasters Group, Inc. (the Company), through its Wombat Production Division, writes, produces and distributes film star biographies for television and other markets. On September 30, 1996, the Company acquired all of the outstanding capital stock of Avenue Pictures, Inc. (Avenue) (note 9). Avenue is an independent producer of feature films and television programming. Subsequent to July 31, 1996, the Company changed its year-end to December 31.

     Principles of Consolidation

     The Company's financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Reclassifications

     Certain reclassifications have been made to the July 31, 1996 and 1995 consolidated financial statements to conform to the current presentation.

     Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid investments with original maturities, to the Company, of three months or less.

     Short-Term Investment

     Short-term investment consists of marketable equity securities. All marketable securities are classified as available-for-sale. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized holding gains or losses are reflected as an adjustment to stockholders' equity. At December 31, 1996, short-term investment is comprised of registered shares of National Patent Development Corporation, a stockholder of the Company.

     Property, Equipment and Depreciation

     Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     Goodwill

     Goodwill, representing the excess of the purchase price of Avenue Pictures, Inc. over its net assets, is being amortized over a ten-year period. Accumulated amortization at December 31, 1996 was $70,130.

                            THE CINEMASTERS GROUP, INC.

     In the event that the facts and circumstances indicate that the excess purchase price over the net assets acquired may be impaired, an evaluation of the continuing value would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with those assets would be compared to its carrying value to determine if a write-down to market or discounted cash flow is required.

     Financial Instruments

     The Company's financial instruments include cash, accounts receivable and payable, and customer advances for which carrying amounts approximate fair value.

     Revenue and Cost Recognition

     Revenues from feature film and television program distribution licensing agreements are recognized on the date the completed film or program is delivered or becomes available for delivery, is available for exploitation in the relevant media window purchased by that customer or licensee and certain other conditions of sale have been met pursuant to criteria specified by SFAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." Retained earnings at August 1, 1994 have been restated to properly reflect the method of revenue recognition. The correction had no effect on net income for fiscal 1995.

     Production costs of released films are amortized based on the ratio of revenues earned during the current period to management's estimate of total revenues to be derived from the related productions. It is anticipated that production costs will be amortized over various periods of generally up to 15 years although for certain films, the amortization period may be longer. The market trend of each film is regularly examined to determine the estimated future revenues and corresponding lives. Due to the nature of the industry, management's estimates of future revenues may change within the next year and the change could be material.

     Revenues from producer-for-hire contracts are recognized on a percentage-of-completion method, measured by the percentage of costs completed to date to estimated total cost for each contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those related to valuation of accounts receivable and inventories of released productions. It is at least reasonably possible that the significant estimates used will change within the next year.

     Earnings per Common Share

     Earnings per common share are computed based upon the weighted average number of common shares and common stock equivalents (options) outstanding during the year. Fully diluted earnings per share do not materially differ from the earnings per share presented in the statements of operations.

                            THE CINEMASTERS GROUP, INC.

     Concentration of Credit Risk

     The  Company's   accounts   receivable   are  due  from  companies  in  the
     entertainment industry.

     Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


(2)  Film Costs

     Film costs are as follows:

                                  December 31,
                                      1996
                                                              -------------
     Film costs                                             $   8,860,502
        Less accumulated amortization                          (6,862,176)
                                                              -------------

                                                            $   1,998,326
                                                              =============

 (3) Property and Equipment

     The major classes of property and equipment consist of the following:

                                  December 31,
                                      1996
                                                              -------------

     Film equipment                            4 years      $      31,391
     Furniture and fixtures                    10 years            15,642
     Computer equipment                        5 years             92,612
     Equipment under capital lease             5 years             87,928
     Leasehold improvements                    Lease term          20,489
                                                              -------------
                                                                  248,062
     Less accumulated depreciation and
        amortization (including $29,075
        attributable to equipment under                          (130,570)
        capital leases)
                                                              -------------
                                                            $     117,492
                                                              =============

                            THE CINEMASTERS GROUP, INC.

     Depreciation expense was $10,046 for the five months ended December 31, 1996, $51,232 and $32,565, respectively, for the years ended July 31, 1996 and 1995.


(4)  Commitments and Contingencies

     Leases

     The Company is obligated under a lease for office space, expiring April 30, 1999, which requires minimum annual rentals, plus increases based on real estate taxes and operating costs.

     Rent expense was $10,002, $56,340 and $67,803 for the five months ended December 31, 1996 and the years ended July 31, 1996 and 1995, respectively. These amounts are net of $9,127 for the five months ended December 31, 1996 and $45,142 and $24,842 for the years ended July 31, 1996 and 1995, respectively, charged to production costs.

     Minimum   annual  rental   commitments  at  December  31,  1996  under  the
     noncancelable operating and capital leases are as follows:

                                                 Operating       Capital
                                               --------------  -------------

      Year ending December 31:
         1997                                $      42,938          35,865
         1998                                       42,938           8,460
         1999                                       14,313             -
                                               --------------  -------------

              Total minimum obligations      $     100,189          44,325
                                               ==============

         Less amount representing interest                           3,874
                                                               -------------

              Present value of minimum
               lease obligation                              $      40,451
                                                               =============


     Interest expense relating to the capital lease obligations was $2,806, $11,428 and $4,798 for the five months ended December 31, 1996 and the years ended July 31, 1996 and 1995, respectively.

     Employment Agreements

     Effective September 30, 1996, the Company entered into employment agreements with its President and its Chairman providing for an annual salary of $450,000, plus benefits (which base salary may be funded from any Company source other than net cash generated by the Wombat Production Division) and $150,000, plus benefits (provided that such base salary is funded solely out of net cash flow generated by the Wombat Production Division), respectively. Increases to base salaries and bonuses (limited to twice the base salary) will be determined at the discretion of the Compensation Committee of the Board of Directors.

                            THE CINEMASTERS GROUP, INC.

 (5) Stock Option Plan

     In 1995, the Company adopted a Non-Qualified Stock Option Plan whereby certain employees and related parties were granted non-qualified options to purchase up to 600,000 shares of common stock of the Company. The options may be exercised subject to continued employment and certain other conditions. The options vest over a five-year period and expire five to ten years from the date of grant. At December 31, 1996, 226,200 options are exercisable.

     Option activity was as follows:

                                                                        Weighted
                                                                         average
                                         Number of                   exercisable
                                          shares         Exercise         price
                                                            price
                                       ------------    -------------  ----------

     Options granted during the year
        ended July 31, 1996                417,500     $  .32 - 1.00         .48
                                       ------------

     Outstanding at July 31, 1996          417,500        .32 - 1.00         .48
     Options granted                       500,000         1.70             1.70
     Options exercised                      (2,000)        .32               .32
                                       ------------

     Outstanding at December 31, 1996      915,500        .32 - 1.70        1.29
                                       ============    =============   =========


     Approximately 217,500 options granted during the five months ended December 31, 1996 were granted subject to stockholders' approval of an increase in the number of shares available for stock options.

     At December 31, 1996, the weighted average remaining contractual life of all outstanding options was 8.1 years.

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (ABP)
     Option No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options granted at fair market value in the consolidated financial statements. Compensation cost will be recorded for options granted below fair market value.

                            THE CINEMASTERS GROUP, INC.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                      December 31,      July 31,
                                                           1996            1996
                                                     -------------  ------------
     Net income (loss)              As reported       $    19,949   $    73,569
                                    Pro forma            (138,461)       (2,901)

     Earnings (loss) per share      As reported            .01             .04
                                    Pro forma             (.05)           (.01)
                                                    =============   ============

     Pro forma net income reflects only options granted in the five months ended December 31, 1996 and the year ended July 31, 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to August 1, 1994 is not considered.

     At December 31, 1996 and July 31, 1996, the per share weighted-average fair value of stock options granted was $1.58 and $.46, respectively, on the date of grant using the modified Black-Scholes option-pricing model with the following weighted-average assumptions: December 31, 1996 - expected dividend yield 0%, risk-free interest rate of 6.5%, expected volatility of 73.2%, and an expected life of 9 years; July 31, 1996 - expected dividend yield 0%, risk-free interest rate of 6.2%, expected volatility of 94.7%, and an expected life of 2.9 years. There were no stock options granted in the year ended July 31, 1995.

     In October 1995, as part of a consulting agreement, the Company issued options to acquire 100,000 shares of common stock at $1.00 per share (note
     7). The options were immediately exercisable for a two-year period.

     In July 1994, the Company issued options to acquire 200,000 shares of common stock at $.25 per share to Kaufman Films, Inc. (Kaufman) in conjunction with an acquisition (note 8). These options were subsequently returned to the Company. This activity has been excluded from the table of stock option activity above. These options were issued outside of the Non-Qualified Stock Option Plan. Such options were subsequently canceled (note 8).


(6)  Income Taxes

     Components of income taxes are as follows:

                                  December 31,              July 31
                                                   -----------------------------
                                     1996            1996            1995
                                 --------------  -------------   -------------
     Federal                   $      58,737          18,725           9,908
     State and local                  16,208          32,505          18,544
                                 --------------  -------------   -------------

                               $      74,945          51,230          28,452
                                 ==============  =============   =============

                            THE CINEMASTERS GROUP, INC.

     Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

                                    December 31              July 31
                                                   -----------------------------
                                       1996            1996            1995
                                   --------------  -------------   -------------
     Tax at Federal statutory      $    32,264          48,639          28,741
        rate of 34%
     Increase (decrease) in
         taxes resulting from:
         State and local income
           taxes, net of Federal        10,697          21,453          12,239
           income tax benefit
         Surtax exemption                 -            (11,580)        (11,185)
         Nondeductible goodwill         28,052            -               -
           amortization
         Other                           3,932          (7,282)         (1,343)
                                    -------------  -------------   -------------

                                   $    74,945          51,230          28,452
                                   ==============  =============   =============

(7)  Related Party Transactions

     Transactions with National Patent Development Corporation

     In December 1987, the Company and National Patent  Development  Corporation
     (NPDC) modified the agreement whereby the Company received 400,000 common shares of Dento-Med in exchange for cancelation of its future royalty interests. As of July 31, 1995, the Company has sold all of these shares. The Company sold 15,000 shares in 1995, recognizing a gain of $59,768. The Company previously sold 385,000 shares in the years 1988 to 1994. The Chairman of The CineMasters Group, Inc. and the President of NPDC are brothers.

     In July 1996, the Company had a private placement in which it sold 123,338 shares of common stock at $1.50 per share to people affiliated with the Company and NPDC. At July 31, 1996, 23,334 shares were paid. The remaining subscribed shares were paid for subsequent to year-end.

     In September 1996, NPDC made a capital contribution of $815,000 to the Company (note 9).

     Distribution Agreement

     On March 1, 1994, the Company entered into an agreement with Janson Associates whereby Janson Associates (the distributor) was granted sole and exclusive rights to license essentially all the programs of the Company's Wombat Production Division for all forms of television and video worldwide. The distributor also gained the exclusive right to execute all contracts for the exploitation of these rights. Included in operating expenses was $277,764 and $197,913 in commissions incurred in 1996 and 1995. The President of Janson Associates was a director of the Company and is related to the Company's Chairman through marriage.

     Consulting Agreement

     In October 1995, the Company entered into a two-year agreement with a financial consultant. The consultant will provide financial advisory and investment banking related services. The agreement provides for monthly payments of $4,000 per month, plus a two-year option to purchase 100,000 shares of the Company's common stock at an exercise price of $1.00 per share. Either party may elect to terminate the agreement

                            THE CINEMASTERS GROUP, INC.

     upon 30 days written notice. Pursuant to its termination agreement with Kaufman (note 8), Kaufman agreed to reimburse the Company $1,000 per month for services of such consultant.


(8)  Acquisition and Disposition of Kaufman Films, Inc.

     On July 26, 1994, the Company acquired the net assets of Kaufman Films, Inc. (Kaufman). Kaufman is a media company specializing in the production of corporate and commercial films. The net assets were acquired in exchange for 160,000 shares of the Company's class A common stock, valued at $.25 per share and an option for Kaufman to acquire an additional 200,000 shares at $.25 per share which may be exercised no earlier than two years from the closing nor more than five years from the closing. These options were not ascribed a value.

     On July 3, 1996, the Company entered into a termination agreement with Kaufman. The agreement terminates an employment agreement dated July 26, 1994 with Kevin Kaufman and cancels the stock options granted to him and Kaufman Films, none of which have been exercised. It also assigns the lease at Leonard Street and returned certain acquired net assets to Kaufman. In addition, Kaufman has returned 160,000 shares of the Company's stock and the Company has replaced it with an aggregate of 80,000 shares of restricted Class A common stock to Kevin Kaufman. Kevin Kaufman agreed to provide the Company with one-half of the proceeds from the sale of 18,000 of such shares. Stockholders' equity was charged approximately $74,000 as a result of this transaction.


(9)  Acquisition of Avenue Pictures, Inc.

     On October 28, 1996, the Company acquired Avenue Pictures, Inc. (Avenue), effective September 30, 1996, in consideration for 1,425,000 shares of its common stock which were ascribed a value of $2.00 per share. In connection with the purchase, the Company intends to change its name to Avenue Entertainment Group, Inc. In conjunction with the acquisition of Avenue, NPDC, together with its affiliates, contributed $815,000 in the form of its common stock in exchange for 407,500 shares of common stock ($2.00 per share) of the Company prior to the consummation of this business combination. In addition, accrued expenses due to the Chairman and President of the Wombat Production Division amounting to $185,000 were forgiven. The forgiveness, net of the related tax liability, was recorded as a capital contribution. An additional 25,000 shares were issued to the Company's legal counsel for services rendered to the Company and Avenue relating to the acquisition. The portion of the legal fees relating to the Company was capitalized as part of the transaction cost. The portion of the legal fees relating to services provided to Avenue was expensed.

     The pro forma results listed below are unaudited, reflect the acquisition of Avenue using purchase accounting and assume the acquisition occurred at the beginning of each of the periods:

                                         Five months
                                            ended
                                         December 31,    Year ended
                                             1996       July 31, 1996
                                         -------------  --------------
     Revenues                         $    3,651,925      6,357,802
     Net loss                                (58,055)      (247,560)
     Net loss per share                         (.02)          (.07)
                                         =============  ==============

                            THE CINEMASTERS GROUP, INC.

     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Avenue acquisition been consummated as of the above date, nor are they indicative of future operating results.

     Postretirement Benefit

     Pursuant to an agreement dated September 30, 1996, the Company is obligated to pay its Chairman, his spouse, or estate, as the case may be, commencing upon the termination of his employment, monthly payments of $8,333, for the greater of five years or the remainder of his life. Under certain circumstances, a reduced benefit may be payable to the Chairman's wife for a period not to exceed five years from the date of his death.

     The Company is accruing the $640,000 then present value of the expected benefit payments at December 31, 2001, on a straight-line basis over the term of the Chairman's employment contract, which covers the period September 30, 1996 to December 31, 2001.

     This agreement also gives the Chairman the option to purchase certain assets of the Wombat Production Division of the Company at book value following the termination of his employment, and a right of first refusal if the Company wishes to sell the Wombat film library. The Company retained the rights to acquire any future productions of the Chairman for normal consideration, subject to reasonable producer fees, rights of licensees and existing distribution rights.


(10) Significant Customers

     Significant customers, exceeding 10% of revenue, were as follows:

                          Five months
                             ended
                          December 31,
                              1996        Years ended July 31,
                          -------------  -----------------------------
                                             1996            1995
                                         --------------  -------------

     ABC                       77%            -%              -%
     A&E                        -            12              13
     Janson Associates          -            40              27
                          =============  ==============  =============



(11) Preferred Stock

     The Company has authorized 2,000,000 shares of preferred stock with a $.01 par value. No preferred stock has been issued.

                            THE CINEMASTERS GROUP, INC.

                          Pro forma Financial Information



The following unaudited pro forma condensed consolidated statements of operations for the five months ended December 31, 1996 and for the year ended July 31, 1996 have been prepared giving effect to the Company's acquisition of Avenue Pictures, Inc. (Avenue). On September 30, 1996, the Company issued 1,450,000 shares of its common stock in connection with the acquisition of 100% of Avenue. The unaudited pro forma condensed consolidated statements of operations for the periods noted present the results of operations of the Company assuming the Merger has been consummated as of the beginning of the periods indicated.

The unaudited pro forma condensed consolidated financial statements have been prepared by the Company and all calculations have been made based upon assumptions deemed appropriate. Certain of these assumptions are set forth under the notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements were prepared utilizing the accounting policies of the Company as outlined in its historical financial statements and reflect preliminary allocations of the purchase price which may be subject to further adjustments as the Company finalizes the allocation of the purchase price in accordance with generally accepted accounting principles.

The unaudited pro forma financial information does not purport to be indicative of the results of operations which would have actually been obtained if the acquisition had been consummated on the date indicated. In addition, the unaudited pro forma financial information does not purport to be indicative of results of operations or financial information which may be achieved in the future.

The unaudited pro forma financial information should be read in conjunction with the Company's historical financial statements and notes included herein.

                            THE CINEMASTERS GROUP, INC.

        Unaudited Pro forma Condensed Consolidated Statements of Operations

                        Five months ended December 31, 1996



                                   The
                               CineMasters        Avenue
                               Group, Inc.       Pictures,  (1)
                                                   Inc.
                               -------------   ---------------
                               Five months      Two months
                                  ended            ended
                               December 31,    September 30,   Pro forma       Pro forma
                                   1996            1996       adjustments       combined
                               -------------   -------------  -------------   -------------

Operating revenues           $   3,508,967         142,958              -       3,651,925
                               -------------   -------------  -------------   -------------

Costs and expenses:
   Film production costs         2,752,307           9,538              -      2,761,845
   Selling, general and
    administrative expenses        661,766         143,840         45,584 (2)     873,190
                                                                   22,000 (3)
                               -------------   -------------  -------------   -------------

        Total costs and          3,414,073         153,378         67,584       3,635,035
         expenses
                               -------------   -------------  -------------   -------------

        Income (loss)
         before income taxes        94,894         (10,420)       (67,584)         16,890

Income taxes                        74,945               -              -          74,945
                               -------------   -------------  -------------   -------------

        Net income (loss)    $      19,949         (10,420)       (67,584)        (58,055)
                               =============   =============  =============   =============

Loss per common share        $         (.01)                                          (.02)
                               =============                                  =============

Weighted average shares
   outstanding                   3,321,251                                      3,263,421
                               =============                                  =============


See accompanying notes to unaudited condensed consolidated statements of operations.


                            THE CINEMASTERS GROUP, INC.

         Unaudited Pro forma Condensed Consolidated Statement of Operations

                              Year ended July 31, 1996



                                   The
                               CineMasters        Avenue       Pro forma       Pro forma
                               Group, Inc.       Pictures,    adjustments      condensed
                                                   Inc.
                               -------------   -------------  -------------   -------------

Operating revenues           $   1,961,333       4,396,469              -       6,357,802
                               -------------   -------------  -------------   -------------

Costs and expenses:
   Film production costs           489,782       3,537,339              -       4,027,121
   Selling, general and
    administrative expenses      1,346,752         771,752        273,507 (2)
                                                                  110,000 (3)   2,502,011
                               -------------   -------------  -------------   -------------

        Total costs and          1,836,534       4,309,091        383,507       6,529,132
         expenses
                               -------------   -------------  -------------   -------------

        Income (loss)
         before income taxes       124,799          87,378       (383,507)       (171,330)

Income taxes                        51,230          25,000              -          76,230
                               -------------   -------------  -------------   -------------

        Net income (loss)    $      73,569          62,378       (383,507)       (247,560)
                               =============   =============  =============   =============

Earnings (loss) per common   $          .04                                           (.07)
   share
                               =============                                  =============

Weighted average shares
   outstanding                   1,788,525                                      3,646,025
                               =============                                  =============


See accompanying notes to unaudited condensed consolidated statements of operations.


                            THE CINEMASTERS GROUP, INC.

    Notes to Unaudited Pro forma Condensed Consolidated Statements of Operations




  1. The acquisition was effective September 30, 1996. Avenue's results of operations are included in CineMasters' consolidated results from that date. Accordingly, Avenue s results for the two months ended September 30, 1996 are included to reflect the pro forma results for the five months ended December 31, 1996.


  2. To record amortization of goodwill.


  3. To adjust executive compensation based on employment agreements entered into and compensatory stock options issued in conjunction with the acquisition of Avenue.

                              AVENUE PICTURES, INC.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                   Nine-month period ended September 30, 1996
                        and year ended December 31, 1995

                   (With Independent Auditors' Report Thereon)

                       AVENUE PICTURES, INC. AND SUBSIDIARIES

                                 Table of Contents



                                                                   Page


INDEPENDENT AUDITORS' REPORT                                         60

FINANCIAL STATEMENTS

   Consolidated Statements of Earnings                               61

   Consolidated Statements of Cash Flows                             62

   Notes to Consolidated Financial Statements                        63

                          Independent Auditors' Report




The Board of Directors and Stockholders
Avenue Pictures, Inc.:


 We have audited the accompanying consolidated statements of earnings and cash flows of Avenue Pictures, Inc. and subsidiaries for the nine-month period ended September 30, 1996 and year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated statements of earnings and cash flows referred to above present fairly, in all material respects, the results of their operations and their cash flows for the nine-month period ended September 30, 1996 and year ended December 31, 1995 in conformity with generally accepted accounting principles.



                                                KPMG Peat Marwick LLP
Los Angeles, California
March 28, 1997

                               AVENUE PICTURES, INC.
                                  AND SUBSIDIARIES

                        Consolidated Statements of Earnings



                                             Nine-month
                                            period ended     Year ended
                                            September 30,   December 31,
                                                1996            1995
                                            --------------  --------------

Revenue                                   $    4,361,854        654,853
                                            --------------  --------------

Costs and expenses:
   Film cost amortization                      3,537,338            192
   General and administrative                    616,036        692,963
                                            --------------  --------------

      Total cost and expenses                  4,153,374        693,155
                                            --------------  --------------

      Income (loss) from operations              208,480        (38,302)

Other income                                       4,750         10,400
                                            --------------  --------------

      Net income (loss) before taxes             213,230        (27,902)

Income tax expense                                25,000            -
                                            --------------  --------------

      Net income (loss)                   $      188,230        (27,902)
                                            ==============  ==============


See accompanying notes to consolidated financial statements.

                               AVENUE PICTURES, INC.
                                  AND SUBSIDIARIES

                       Consolidated Statements of Cash Flows



                                   Nine-month
                             period ended Year ended
                           September 30, December 31,
                                                             1996            1995
                                                         --------------  --------------

Cash flows from operating activities:
   Net income                                          $      188,230        (27,902)
   Adjustments  to  reconcile  net  income  to net cash  provided  by  operating activities:
      Amortization of film costs                            3,524,000              -
      Depreciation and amortization                             1,553          2,013
      Gain on disposal of fixed assets                           (786)             -
      Changes in assets and liabilities:
       Decrease (increase) in accounts receivable               2,521       (155,609)
       Increase in film costs                              (5,197,855)       (32,705)
       Increase in other assets                               (85,784)           (80)
       Increase (decrease) in accounts payable and
         accrued expenses                                     266,671         35,316
       Increase (decrease) in due to stockholder              (61,529)       190,027
       Increase (decrease) in deferred income               1,981,731              -
                                                         --------------  --------------

            Net cash provided by operating activities         618,752         11,060
                                                         --------------  --------------

Cash flows from investing activities:
   Purchase of property and equipment                         (11,598)             -
   Payments received from sale of fixed assets                  2,500              -
                                                         --------------  --------------

            Net cash used by investing activities              (9,098)             -
                                                         --------------  --------------

            Increase in cash and cash equivalents             609,654         11,060



Cash and cash equivalents at beginning of period               11,060              -
                                                         --------------  --------------

Cash and cash equivalents at end of period             $      620,714         11,060
                                                         ==============  ==============


See accompanying notes to consolidated financial statements.



                               AVENUE PICTURES, INC.
                                  AND SUBSIDIARIES

                     Notes to Consolidated Financial Statements

                     Nine-month period ended September 30, 1996
                          and year ended December 31, 1995




(1)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying consolidated statements of earnings and cash flows include the accounts of Avenue Pictures, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Description of Business

     The Company is an independent producer of feature films and television programming.

     Cash and Cash Equivalents

     The Company considers money market accounts and other highly liquid investments with original maturities of three months or less to be cash equivalents.

     Film Costs and Film Cost Amortization

     Included in film costs are production, distribution and allocated overhead costs expected to benefit future periods. Film costs are amortized on an individual-film basis in the ratio that current period gross revenues bear to management's estimate of total ultimate gross revenues from all sources. Revenue estimates are reviewed annually and adjusted where appropriate.

     The Company charges profit participation and talent residuals, if any, to expense in the same manner as amortization of production costs, based on the ratio of current period gross revenues to management's estimate of total ultimate gross revenues. Payments for profit participations, when applicable, are made in accordance with the participants' contractual agreements.

     Film costs are stated at the lower of unamortized cost or estimated net realizable value. Losses which may arise because unamortized costs of individual films exceed anticipated revenues are charged to income through additional amortization.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

     Revenue Recognition

     Revenues from feature film and television program distribution licensing agreements are recognized on the date the completed film or program is delivered or becomes available for delivery, is available for exploitation in the relevant media window purchased by that customer or licensee and

                              AVENUE PICTURES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     certain  other  conditions  of sale  have  been met  pursuant  to  criteria
     specified  by  SFAS   No. 53,   "Financial   Reporting  by  Producers   and
     Distributors of Motion Picture Films."

     Producer fees received from production of films and television programs for outside parties where the Company has no continuing ownership interest in the project are recognized on a percentage-of-completion basis as determined by applying the cost-to-cost method. The cost of such films and television programs is expensed as incurred.

     Income Taxes

     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes reflect the impact of "temporary differences" between assets and liabilities for financial reporting purposes as such amounts are measured by tax laws and regulations.

     Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has investment policies that limit investments to money market accounts and other highly liquid investments with original maturities of three months or less.

     Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


 (2) Income Taxes

     Components of income taxes for the nine-month period ended September 30, 1996 are as follows:

                                 Federal         State           Total
                            -------------  -------------   -------------
     Current             $       10,000         15,000          25,000
                            =============  =============   =============

     Reconciliation of the Federal income tax rate to the Company's affiliation tax rate is as follows:

                                    Nine-month
                                   period ended      Year ended
                                   September 30,    December 31,
                                       1996             1995
                                   --------------   -------------
     Tax at Federal statory
        rate of 34%              $      73,000           16,000
     State tax, net of Federal          15,000            4,000
        benefit
     Reduction valuation               (74,000)         (18,000)
        allowance
     Nondeductible expenses             11,000           (2,000)
                                   --------------   -------------
                                 $      25,000               -
                                   ==============   =============

                               AVENUE PICTURES, INC.
                                  AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements, Continued



     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods which the deferred tax assets are deductible, management believes that it is not more likely than not that the Company will realize the benefits of these deductible differences as of September 30, 1996. Accordingly, a valuation allowance has been provided for the total gross deferred tax assets.


(3)  Commitment

     The Company has an operating lease for office space which can be terminated by 90 days notification by the lessee or the lessor. Total rental expense under the operating lease for the nine-month period ended September 30, 1996 and year ended December 31, 1995 was approximately $64,000 and $82,000, respectively.


(4)  Significant Customers

     Significant customers exceeding 10% of revenue were as follows:

                                       1996             1995
                                   --------------   -------------

     ABC                                65%               -%
     Hallmark Entertainment             25                -
     Hearst Entertainment                -               64
     Miramax                             -               17
                                   ==============    =============


(5)  Acquisition

     Effective September 30, 1996, 100% of the Company's outstanding common stock was acquired by The CineMasters Group, Inc.

                                      PART III

Item 1.     Index to Exhibits

(2)  Charter and By-Laws

     (a) Restated Certificate of Incorporation

     (b) By-laws

(6)  Material Contracts

     (a)(i) Share Exchange Agreement, dated as of September 30, 1996, among Cary Brokaw, Avenue Pictures, Inc. and The CineMasters Group, Inc.

     (a)(ii) Stockholders Agreement, dated as of September 30, 1996, among Cary Brokaw, The CineMasters Group, Inc., National Patent Development Corporation, Gene Feldman, Jerome Feldman, Suzette St. John Feldman and Michael Feldman.

     (a)(iii) Exit Option Agreement, dated as of September 30, 1996, between The CineMasters Group, Inc. and Gene Feldman.

     (b)(ii)(1) Distribution Agreement, dated April 28, 1996, between Janson Associates, Inc. and The CineMasters, Group, Inc.

     (b)(ii)(2) Agreement, dated as of December 5, 1994, amended as of June 27, 1995 and as of October 1, 1996, between The CineMasters Group, Inc. and A&E Television Networks.

     (b)(ii)(3)   Agreement,   dated  as  of  March  26,  1996,  between  Wombat
Productions,   a  division  of  The  CineMasters   Group,   Inc.,  and  Lifetime
Productions, Inc.

     (b)(ii)(4) Production and License Agreement, dated as of November 17, 1989, between Wombat Productions, a division of The CineMasters Group, Inc., and Home Box Office, Inc.

     (b)(ii)(5) Production and Distribution Agreement, dated as of June 3, 1993, between Wombat Productions, a division of The CineMasters Group, Inc., and the Public Broadcasting Service.

     (c)(i) Avenue Entertainment Group, Inc. Stock Option and Long Term Incentive Compensation Plan.

     (c)(ii) Employment Agreement, dated as of September 30, 1996, among The CineMasters Group, Inc., Avenue Pictures, Inc. and Cary Brokaw.

     (c)(iii) Employment Agreement, dated as of September 30, 1996, among The CineMasters Group, Inc., Avenue Pictures, Inc. and Gene Feldman.

     (c)(v) Option Agreement, dated as of September 30, 1996, between The CineMasters Group, Inc. and Cary Brokaw.

     (c)(vi) Form of Option Grant Agreement, dated as of September 30, 1996, between Avenue Entertainment Group, Inc. and the Optionee.

      (c)(vii) Form of Option Grant Agreement, dated as of March 10, 1997, between Avenue Entertainment Group, Inc. and the Optionee.

     (c)(viii) Termination Agreement, With Accounts Receivable, dated July 3, 1996 among The CineMasters Group, Inc., Kaufman Films, Inc. and Kevin Kaufman.

                                     SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AVENUE ENTERTAINMENT GROUP, INC.
                                                  (Registrant)


Date:   April 9, 1997              By:   /s/ Cary Brokaw
                                   Name:  Cary Brokaw
                                   Title: President and Chief Executive Officer,
                                   Director

     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:   April 9, 1997              By:    /s/ Cary Brokaw
                                   Name:  Cary Brokaw
                                   Title: President and Chief Executive Officer,
                                          Director

Date:   April 9, 1997              By:    /s/ Sheri L. Halfon
                                   Name:  Sheri L. Halfon
                                   Title: Senior Vice President and
                                          Chief Financial Officer, Director

Date:   April 9, 1997              By:    /s/ Gene Feldman
                                   Name:  Gene Feldman
                                   Title: Chairman of the Board

Date:   April 9, 1997              By:    /s/ Michael Feldman
                                   Name:  Michael Feldman
                                   Title: Director

Date:   April 9, 1997              By:    /s/ Doug Rowan
                                   Name:  Doug Rowan
                                   Title: Director

Date:   April 9, 1997              By:    /s/ James A. Janowitz
                                   Name:  James A. Janowitz
                                   Title: Director